As filed with the Securities and Exchange Commission on January 26, 2006.

                           File No. ___________

       ______________________________________________________________


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549
                                FORM 10-SB

            GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                              BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           EASY GOLF CORPORATION
                          -----------------------
               (Name of Small Business Issuer in its charter)

     Nevada                                                 20-2815911
--------------------------------                     ----------------------
(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                         Identification No.)


3098 South Highland Drive, Suite 323
      Salt Lake City, Utah                                       84106-6001
------------------------------------                           ------------
(Address of principal executive offices)                         (Zip Code)


                                801-467-2021
                               -------------
           (Registrant's telephone number, including area code)
        Securities to be registered under Section 12(b) of the Act:


Title of each class                          Name of each exchange on which
to be so registered                          each class is to be registered
-------------------                          ------------------------------
    N/A                                                   N/A


        Securities to be registered under Section 12(g) of the Act:


          Common Capital Voting Stock, $0.001 par value per share
                              (Title of Class)


                        FORWARD-LOOKING STATEMENTS

Certain statements contained in this registration statement on Form 10-SB filed by Easy Golf Corporation ("Easy Golf," "Company," "us," or "we") constitute statements identified by words such as "will," "may," "expect," "believe," "anticipate," "intend," "could," "should," "estimate," "plan," and similar words or expressions, relate to or involve the current views of management with respect to future expectations, objectives and events and are subject to substantial risks, uncertainties and other factors beyond our control, all of which may cause actual results to be materially different from any such forward-looking statements. Such risks and uncertainties include those set forth in this document and others made by us in the future. Any forward-looking statements in this document and any subsequent document must be evaluated in light of these and other important risk factors. We do not intend to update any forward-looking information to reflect actual results or changes in the factors affecting such forward-looking information. A list and explanation of material risk factors is set forth at the beginning of this document.



                             TABLE OF CONTENTS
                                                                     PAGE
                                                                   --------

    Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . .3

         PART I

    ITEM 1.  Description of Business . . . . . . . . . . . . . . . . . .7

    ITEM 2.  Management's Discussion and Analysis or
             Plan of Operation . . . . . . . . . . . . . . . . . . . . 13

    ITEM 3.  Description of Property . . . . . . . . . . . . . . . . . 22

    ITEM 4.  Security Ownership of Certain Beneficial
             Owners and Management . . . . . . . . . . . . . . . . . . 25

    ITEM 5.  Directors, Executive Officers, Promoters
             and Control Persons . . . . . . . . . . . . . . . . . . . 26

    ITEM 6.  Executive Compensation. . . . . . . . . . . . . . . . . . 28

    ITEM 7.  Certain Relationships and Related Transactions. . . . . . 29

    ITEM 8.  Description of Securities . . . . . . . . . . . . . . . . 30

         PART II

    ITEM 1.  Market Price of and Dividends on the Registrant's
             Common Equity and Related Stockholder Matters . . . . . . 31

    ITEM 2.  Legal Proceedings . . . . . . . . . . . . . . . . . . . . 32

    ITEM 3.  Changes in and Disagreements with Accountants . . . . . . 32

    ITEM 4.  Recent Sales of Unregistered Securities . . . . . . . . . 33

    ITEM 5.  Indemnification of Directors and Officers . . . . . . . . 33

         PART F/S

    Financial Statements . . . . . . . . . . . . . . . . . . . . . . . 34

         PART III

    ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . 49

    ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . . 50

    Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51

                               RISK FACTORS

Any person investing or considering investing in the securities of Easy Golf Corporation ("Easy Golf" or "Company", "we" or "us") should consider the following material risks. If any one or more of these material risks were to occur, our business, results of operations, financial condition, and ability to continue may be significantly impaired or affected. There may also be a concomitant adverse effect on the value of our securities and anyone investing or seeking to invest in our securities may lose part or all of his or her investment. In addition, when this document states that something could or will have a material adverse effect on us, we specifically mean that it could or will have one or more of these effects.

In general, the following material risks include but are not limited to, our limited operating history, our limited capital to pursue internet advertising, our relative inexperience in operating an e-commerce or on-line retail business, our current lack of revenue, our dependence upon the internet for advertising and marketing, our lack of contacts in the overall golf or sports industry, and competition from other or similar golf product marketing companies and businesses, nearly all of whom are larger and more sophisticated, and, general economic conditions.

To pay for continued advertising of our golf training aid product, we need revenue from golf mat product sales. Because we expect to use what income we generate from future sales for advertising, we do not anticipate paying any dividends on our common stock.

Investment in our securities should be considered highly speculative. We have no recent operating history and we are subject to all of the risks inherent in any developing enterprise, not to mention a beginning website or eCommerce business enterprise.

The reader should carefully consider the following material risks and the other information contained in this registration statement before making a decision to invest in our common stock, stock which, as of this date, has no trading or other market. If and when the our stock does trade, if it does, the trading price of our common stock could decline due to any of the following risks, and an investor could lose all or part of his or her investment. The reader is therefore cautioned to carefully consider and refer to all other information contained in this document, including the financial statements and related notes in Part F/S below. The specific risks described below are material risks.

1. IF WE ARE NOT SUCCESSFUL, INVESTORS WHO BUY OUR STOCK WILL LIKELY SUFFER THE LOSS OF THEIR ENTIRE INVESTMENT. If our future ability to market and sell our new, patent pending golf training aid product known as "The Swing-Channel <trademark symbol> Golf Mat," a device designed to teach a person how to hit a golf ball straight, is unsuccessful, persons who purchase our securities in the market, assuming such a market exists or develops in the future, likely will sustain a severe or principal loss of their investment.

2. WE OPERATE IN A HIGHLY COMPETITIVE MARKET. More money is reputedly spent on golf than any other sport. In fact, some say that more money is spent by the consumer on golf than all the other sports in America put together. Accordingly, golf marketers and retailers of all kinds and sorts vigorously compete to target members of the public to buy better and new golf products, not the least of which are products designed to help a person play better. Easy Golf faces fierce and rigorous competition from other companies that are similarly marketing and selling a variety of golf products, including golf training aid products. See also subheading titled "Competition" in Part I, Item 1 of this document titled "Description of Business."

The markets in which we compete are extremely competitive. Most competitors in these markets have significantly greater resources, spend thousands and thousands of dollars on advertising, have broader market presence and name recognition, not to mention greater marketing experience and contacts and more importantly, endorsements by well recognized or famous golf pros. These advantages allow them to spend considerably more money on marketing and may allow them to use their greater resources more effectively than we can. Accordingly, these competitors are generally better equipped to take advantage of market opportunities and withstand market downturns than we can.

3. MANAGEMENT'S LACK OF EXPERIENCE IN THE SPORTS OR GOLF INDUSTRY AND MARKETING IN GENERAL. No one currently serving as an officer or director of us is or has ever been directly employed in either the sports or golf industry nor does our current and only officer and director have any experience or education in marketing in general. See Item 5 of Part I titled "Directors, Executive Officers, Promoters and Control Persons."

4. FAILURE TO GENERATE SUFFICIENT SALES OF OUR PRODUCT ON THE INTERNET WILL ADVERSELY AFFECT OUR ABILITY TO ADVERTISE AND THUS CONTINUE INTO THE FUTURE. Because we are just starting to sell our product on-line through our website, www.easygolf.biz, and have had negligible revenues to date, we are in the development stage. Although formed in 1981, nearly 25 years ago, we have not engaged in any substantive activities until recently. Our recent activities have involved restructuring, changing our domicile to Nevada, our acquisition of the right to market, sell and commercialize the patent pending Swing-Channel <trademark symbol> Golf Mat, along with related intellectual property, and our preparation of this registration statement and accompanying financial statements. These tasks, in and of themselves, have not been easy. Businesses that are starting up or in their initial stages of development present substantial business and financial risks and suffer significant losses from which they may not recover or from which they may be unable to emerge. We will face all of the challenges of a new business enterprise, including but not limited to, undertaking a productive advertising campaign, establishing budgets, implementing appropriate financial controls and internal operating policies and procedures. Because we are in the development stage, there is little history on which to judge our product, the competence of our management, or our potential success.

We have had no recent operating history as a marketer and seller of golf training or instruction aids or products, on-line or otherwise. We activated our website in mid-October 2005 and have only advertised briefly during late October with Google AdWords and again in early December (prior to Christmas) on Google AdWords, Yahoo! Search Marketing, Website Pros and Ebay. Because of our limited capital, we have currently discontinued our advertising efforts (other than on Ebay) before waiting to resume advertising once again this-coming spring.

We need to aggressively generate sales this-coming spring in that our past marketing efforts have been minimal and currently, we have no specific advertising/marketing effort other than through our website itself. Accordingly, it is too early to tell how things will progress come spring 2006, when golf season rolls around.

We cannot assure anyone that that our internet/eCommerce business will ever be successful, let alone profitable. Since our entire initial marketing strategy revolves around the internet, if we are not successful in marketing our product through our website, our business, financial condition and future prospects would be materially adversely affected.

5. OUR FUTURE INABILITY TO CULTIVATE RELATIONSHIPS WITH GOLF OR SPORTS PRODUCT DEALERS, DISTRIBUTORS AND RETAILERS COULD ADVERSELY AFFECT OUR ABILITY TO BE SUCCESSFUL. In addition to marketing our product on the internet and through our website, our business plan also includes a future effort to cultivate relationships with golf or sports product dealers, distributors, and retailers, persons who would be able to market our product in retail stores or through their own marketing techniques and avenues. Though we believe that this will take time, our failure to establish relationships with these people, including sporting goods stores or chains, will likely have an adverse effect on our ability to become successful.

6. LACK OF RESOURCES NECESSARY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS EVERYWHERE IN THE WORLD/ THE FUTURE LOSS OF THE RIGHT TO USE OUR STATE AND FEDERAL TRADEMARKS, TRADENAMES AND SERVICE MARKS WOULD LIKELY MATERIALLY ADVERSELY AFFECT US. We are susceptible to others imitating our product or infringing on our federal and state tradename and trademarks. We may not be able to adequately or successfully protect our intellectual property rights, upon which we are dependent for name recognition, among other things. For example, our federal trademark/tradename application for use of the phrase "swing-channel" in the context of golf training aids went to publication in the Official Gazette of the U.S. Patent and Trademark Office in late November 2005. We believe it will be issued and this trademark or tradename represents or identifies the name of our product. Having said this, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our product or infringement of our intellectual property rights could diminish the marketability or value of our product or otherwise adversely affect any future revenues we may have because potential customers and buyers of our products may become confused over brand identity.

7. OUR SOLE OFFICER AND DIRECTOR AND MAJORITY STOCKHOLDER HAS ONLY AGREED TO ADVANCE US FUNDS TO MAINTAIN OUR REPORTING OBLIGATIONS OVER THE NEXT THREE (3) YEARS. Our sole officer and director and majority stockholder has agreed to advance us sufficient funds to fulfill and maintain our reporting obligations with the Securities and Exchange Commission ("SEC") for at least the next three (3) years. We consider this a legal obligation of his because we are relying on it. At the expiration of three years and assuming that we are not self-sustaining by that time, management will have to make a determination as to how and in what form we intend to continue, if we will. Accordingly, no predictions or other estimates, at this time, can be made beyond the next three years.

8. THE LOSS OF OUR SOLE OFFICER AND DIRECTOR WOULD, AT THIS TIME, MATERIALLY ADVERSELY AFFECT US. At present, we are wholly dependent upon the personal efforts and abilities of our sole officer and director and majority stockholder, a person who exercises control over our day-to-day affairs. As set forth immediately above and as disclosed further below, we are also reliant on this same individual to financially carry us through the next three (3) years in our reporting obligations. Though this individual has not signed a written agreement that contractually binds him to advance funds to Easy Golf, he has represented that he will do so and we are relying on this representation and therefore, we consider it a legal obligation.

Not only because he has agreed to advance us the money to maintain our reporting status with the Commission over at least the next 3 years but we are also highly dependent upon our officer, director and majority shareholder to carry out our business plan. If something were to happen to him, we do not at this time know who would take over our day-to-day operations, which mainly consist of arranging advertising, monitoring our website, making sure that mat-making material is available and on-hand to manufacture our product, and paying our bills as they become due. With regard to this individual's business experience, background and employment history, reference is made to Part 1, Item 5 below titled "Directors and Executive Officers, Promoters and Control Persons."

9. OUR SOLE OFFICER AND DIRECTOR WILL BE DEVOTING LIMITED TIME TOWARDS OUR BUSINESS AND AFFAIRS EVEN THOUGH OUR PRODUCT CAN BE PURCHASED ON-LINE 24 HOURS A DAY, 7 DAYS A WEEK. Our current sole office and director, namely, Mr. J.M. Coombs, has other full time employment as more particularly disclosed in Part I, Item 5 of this document. As a consequence, he can only devote a limited amount of time to us and our affairs. At the same time, since we are marketing a product on the Internet, extra time and energy on the part of Mr. Coombs is not necessary. In an effort to quantify this last statement, Mr. Coombs estimates that he intends to devote between 1% and 10% of his time and energy to the business and affairs of Easy Golf. We believe that this may be as many as 5 to 10 hours per week. Mr. Coombs's efforts will concentrate on monitoring our website for sales, a website hosted by Yahoo!, communicating orders to those responsible for shipping our product, arranging and monitoring our advertising campaigns when we have them, and keeping track of our financial books and records. Since we have a product that has been tested and which is finally ready to sell in interstate commerce, our officer and director's efforts will thus concentrate on marketing and advertising. Much of the time spent will also depend upon how our business plan unfolds and the sales that we make, something that cannot be predicted with any certainty at this time.

10. HIGH LIKELIYHOOD THAT DIVIDENDS WILL NOT BE DECLARED AT ANY TIME IN THE FUTURE. Holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. To date, we have not paid any cash dividends nor is it likely that we will. Even if we were able to do so, the Board does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, to spend on internet advertising.

11. RISK THAT A TRADING MARKET FOR OUR COMMON STOCK MAY NEVER DEVELOP OR THAT IF IT DOES, THAT IT WOULD BE SUBJECT TO WIDE FLUCTUATIONS OR OTHERWISE BE ILLIQUID. Though a market for our stock did exist in the 1980's, no public market presently exists for our common capital stock. At such time as our Form 10-SB registration statement is effective, we intend to apply, through a registered and licensed securities broker-dealer, to the Over-the-Counter Bulletin Board (OTCBB) for a stock trading symbol. If and when this occurs and assuming that we do indeed obtain such a symbol, management believes that the market price for shares of our common stock may be volatile and otherwise trade at a large spread between the bid and asked prices.

Though our stock is not yet trading, stock markets generally experience extreme price and volume fluctuations that can, and do, greatly affect the stock trading of "small capital" or Penny Stock companies such as Easy Golf. These fluctuations can be unrelated to the operating performance of the company itself. Further, economic and political conditions may adversely affect the market price of a company's common stock. Reference is made to Part II, Item 1 titled "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

12. RISKS OF PENNY STOCKS GENERALLY/BROKER-DEALER REQUIREMENTS INVOLVING PENNY STOCKS MAY AFFECT TRADING AND LIQUIDITY. Our common stock is considered to be a "penny stock" because it meets one or more of the definitions in Exchange Act Rule 3a51-1. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis. See the following risk factor in the Risk Factor immediately below; see also Item 8 of Part I titled "Description of Securities."

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii)reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in our stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise. See also Item 8 of Part I below titled "Description of Securities."

13. POTENTIAL FUTURE STOCK ISSUANCES; DILUTION. It is not now known what other stock or debt instrument issuances, if any, we might find advisable or otherwise be required to undertake in the future, issuances that would substantially dilute existing shareholders. Other than as may be necessary to obtain additional funding or capital for advertising purposes, we have no plans or intentions, at the present time, to issue any more stock. See
Part I, Item 2 titled "Management's Discussion and Analysis or Plan of
Operation."

14. CURRENT INABILITY TO REPAY EXISTING DEBT TO OUR OFFICER, DIRECTOR AND MAJORITY SHAREHOLDER. As of the date of this registration statement, Easy Golf has long-term debt to our only officer, director and majority stockholder of over $20,000 on which no interest accrues. This money is an "advance" from this individual and will only be repaid if funds are ever available for such purpose. At the same time, we have no history of sales or other operations on which decisions about our ability to re-pay this debt can be based.

15. DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. Because we have just commenced operations, there exists substantial doubt concerning our ability to continue as a going concern. This doubt is shared by our independent auditors who have also expressed doubt about our ability to continue as a going concern. See Part F/S below. Our product is now fully developed and ready for sale and therefore, our continuation as a going concern is dependent upon generating golf mat sales.

16. NO PROCEEDS OR CAPITAL WILL RESULT FROM THIS REGISTRATION STATEMENT.
No money or proceeds are being raised as a result of this registration statement and thus, the effectiveness of our Form 10-SB registration statement will have no direct beneficial effect on our financial condition.


                                  PART I

ITEM 1. Description of Business


Easy Golf Corporation is a manufacturer, marketer and seller, in interstate commerce, of a specific or specialty item golf instruction or training aid called "The Swing-Channel Golf Mat," a product that we are allowed to market and sell through an exclusive licensing agreement. This product is designed to teach a person how to hit a golf ball straight. A utility patent application was filed with the U.S. Patent and Trademark Office in Washington, D.C., on August 5, 2005 and is currently pending. We have the Utah-issued trade or service mark "Easy Golf." We have also applied for and are going to the "public notice" stage of our application with the U.S. Patent and Trademark Office for the federal trademark and tradename "swing-channel," a term that, according to the U.S. Patent and Trademark Office, is not currently used in the sport of golf. See our "Description of Property" section below. If the sale of our specialty golf training aid product is successful, we will consider developing, manufacturing and marketing additional golf instruction or training aid products or acquiring the right to market other golf-related products along with our own.

History and Background of the Company
-------------------------------------

Easy Golf Corporation ("Easy Golf," "Company," "we," or "us") was incorporated in the State of Utah on July 16, 1981 as Thrust Resources, Inc., with 100 million shares authorized, having a par value of $0.001 per share. See Ex. 3.1(i) hereto. On August 19, 1982, the Company's authorized number of shares was increased to 500 million and the par value was changed to $0.0001. See Ex. 3.1(ii). On September 16, 1983, the Company changed its name to "Thrust Ventures, Inc." See Ex. 3.1 (iii). The Company did a public offering of its securities on federal Form S-18 and thereafter, on November 7, 1983, it raised several hundred thousand dollars. After that period and throughout the 1980's, the Company's stock traded on the over-the-counter market and in the Pink Sheets. Sometime between 1983 and 1985, our current officer and director, Mr. Coombs, purchased some shares in the market.

During March 1987, still having the large majority of the cash that it had raised in a public offering years before, the Company did a merger transaction with certain biology and chemistry professors employed by Johns Hopkins University in Baltimore, Maryland. In doing so, the Company changed its name to "Bio-Thrust, Inc." ("Bio-Thrust"). See Ex. 3.1(iv). This transaction was undertaken in order to finance a project to extract the anti-occident chemical compound allegedly found in cruciferous vegetables, such as broccoli, cauliflower and the mustard plant. After isolating the compound, the project further involved a plan to obtain a chemical patent on the chemical anti-carcinogenic component so isolated in cruciferous vegetables. The Company's capitalization didn't change in this transaction, nor was there a reverse split of our shares.

Between 1987 and 1990, the Company, as Bio-Thrust, spent all its cash, liquid assets and ceased operations. This was due to the fact that by the time Bio-Thrust had isolated the chemical component and was ready to file for a chemical patent, it discovered that the large French drug company, Rhone-Poulenc, had "beaten them to the punch" and had already patented the same chemical component or compound found in cruciferous vegetables. In 1991, the Utah Division of Corporations first suspended and then later dissolved the Company. Between then and 2004, the Company was defunct and had no operations. In the summer of 2001, Mr. John Michael Coombs became an officer and director and otherwise assumed control of us. As a result of this change of control event, Mr. Coombs did not acquire any shares in addition to those he already held or owned.

On April 2, 2004, a new Utah corporation with the name "Bio-Thrust, Inc." was formed. Its officers and directors were Mr. Coombs, his wife, Dorothy Coombs, and Mr. George J. Cayias, all Utah residents. See Ex. 3.1(v). Pursuant to Section 368(a)(1)(F) of the Internal Revenue Code and also, by means of a court proceeding, the original, defunct Bio-Thrust and the new Bio-Thrust were merged, with the new entity being the survivor. The directors of the newly formed Bio-Thrust remained on our board. Our capitalization was reduced from 500 million common shares to 150 million. Our par value of $0.0001 was left unchanged. Immediately after the court-approved transaction, Bio-Thrust had 7,210,410 common capital shares issued and outstanding.

On March 10, 2005, we entered into an Exclusive Patent, Trademark and Tradename Licensing Agreement ("License Agreement") in which we acquired the exclusive right to manufacture, sell and exploit, in any lawful way, a proprietary golf improvement product known as "The Swing-Channel Golf Mat," and related intellectual property. See "Description of Property" section below. In exchange for these rights, we issued the Licensor, namely, Mr. John Michael Coombs, our current and only director and officer, 35 million shares of our common capital stock valued at $4,650 or $0.0001329 per share. See again, "Description of Property" section below. A copy of this agreement is attached hereto as Exhibit 10.1. In addition to the stock Mr. Coombs was issued, we are also obligated to pay the Licensor a royalty of 5% of net profits on all sales of the product.
Adding in shares that Mr. Coombs had purchased himself in the 1980's, this stock issuance has resulted in giving Mr. Coombs an 84% interest in us.

See ITEM 4 of this Part 1 below titled "Security Ownership of Certain Beneficial Owners and Management." Even though this transaction was approved by the unanimous written consent of Bio-Thrust's board of directors, this was NOT an arms length transaction. The board of directors of Bio-Thrust valued the shares issued to Mr. Coombs at $0.0001329 per share. This figure was arrived at based on the amount of out-of-pocket, cash that Mr. Coombs had spent developing, modifying and testing the invention, including the production and testing of several prototypes. No credit was given for any commercial value the product might have other than the hard, out of pocket cost of the design and development of "The Swing-Channel <trademark symbol> Golf Mat," costs that include all attendant intellectual property rights acquired or obtained by Mr. Coombs, namely, the various state and federal tradenames, trademarks and service marks that he had applied for, some of which have been issued. See again "Description of Property" section below. Mr. Coombs had previously retained a patent lawyer to represent him personally and on August 5, 2005, his counsel filed a utility patent with the U.S. Patent and Trademark Office in which Mr. Coombs is listed as the inventor of "The Swing-Channel <trademark symbol> Golf Mat." Applying for this utility patent has cost Mr. Coombs $6,976.15 in personal legal fees, all of which has been run through our bank account solely in order to keep track of and document the total costs involved in obtaining such intellectual property rights to the product. It is noteworthy that under the License Agreement, Mr. Coombs is obligated to pay for all patent lawyer fees and expenses incurred in filing for and obtaining a utility patent on the product. In other words, since Mr. Coombs will own the patent, if it is issued, he and he alone should be the one to pay for it, not us. As stated above, under the License Agreement, we are NOT obligated in any event to reimburse Mr. Coombs for legal fees and expenses incurred by him in connection with his obtaining of a utility patent.

On February 17, 2005, we, as Bio-Thrust, Inc., a Utah corporation, formed a wholly owned Nevada subsidiary known as Easy Golf Corporation ("Easy Golf"). See Ex. 31.1(vi). Our Nevada subsidiary was capitalized with 50 million common shares authorized, having a par value of $0.001 per share. Then, on April 11, 2005, Easy Golf and Bio-Thrust entered into a Plan and Agreement of Merger ("Plan and Agreement"), the purpose of which was to change our domicile to Nevada and also, to also change our name from Bio-Thrust, Inc., to "Easy Golf Corporation." The transaction contemplated Easy Golf Corporation, a Nevada corporation, being the survivor in the merger. Legally, this transaction was undertaken in accordance with Rule 145 of the General Rules and Regulations of the Securities and Exchange Commission and also Section 368(a)(1)(F) of the Internal Revenue Code. The transaction also provided for a 12-for-1 reverse split of Bio-Thrust's shares. A majority of the shareholders of Bio-Thrust consented to the transaction in writing and all the shareholders of Easy Golf (there being but one, its parent corporation) voted in favor of the Plan and Agreement. After this, Articles of Merger were filed with the States of Nevada and Utah. On April 12, 2005, at least 10 days prior to the effective date of the merger and change of domicile transaction, we sent out a letter to our shareholders advising them of the resurrection or revival of the Company, our forthcoming or proposed merger with our subsidiary, Easy Golf Corporation, a Nevada corporation, the designated survivor, our proposed change of domicile, and the proposed 12-for-1 reverse-split. See Ex. 99.1 hereto, a copy of such letter mailed to all shareholders of record. In that notice, we advised the shareholders of their right to assert dissenters' rights of appraisal. None asserted any such right. Accordingly, the Articles of Merger were filed with and stamped by the Nevada Secretary of State. On April 22, 2005, the Utah Division of Corporations was the last state to stamp the Articles of Merger. Accordingly, that is the date that the merger and change of domicile transaction became legally effective as a matter of law. A copy of the Articles of Merger and the Plan and Agreement between the parent and its Nevada subsidiary, the survivor, are together attached hereto as Ex. 3.1(vii). A copy of our Nevada Bylaws is attached hereto as Ex. 3.2.

Nevada law allows for only one officer and director. Accordingly, as part of the Plan and Agreement mentioned above and for the sake of ease of operation, Mr. Coombs became, and remains, Easy Golf, the survivor's only officer and director.

Because Bio-Thrust had 42,210,410 shares issued and outstanding before the April 22, 2005, reverse split, and taking into consideration the rounding up of all fractional shares to the next nearest share, all as provided in the Plan and Agreement of Merger, the reverse split resulted in 3,506,428 shares issued and outstanding. This figure includes canceling 11,250 shares mistakenly overissued by our transfer agent to the Licensor in the License Agreement on March 10, 2005. In other words, 42,210,410 divided by 12, less 11,250 and the rounding up fractional shares to the next highest number of shares equals 3,506,428 shares. As of the date of this registration statement, there are 3,506,428 shares issued and outstanding. No other or additional shares have been issued to anyone for any reason since the March 10, 2005, License Agreement and in fact, other than this one issuance of shares as License Agreement consideration, no stock has been issued to anyone since the 1980's or for perhaps 20 years.

Our transfer agent is Fidelity Transfer Company located at 1800 South West Temple, Suite 301, Salt Lake City, Utah 84115. Their phone number is 801-484-7222.

As of the date of this document, we have 267 shareholders of record and our stock transfer agent is Fidelity Transfer Company ("Fidelity") located at 1800 South West Temple Street, Suite 310, Salt Lake City, Utah 84115. Fidelity has been our transfer agent since our public offering on Form S-18 in 1983. We have but one class of stock issued and outstanding, that being common capital voting stock having a par value of $0.001 per share. As of the date of this document, there are 3,506,428 common capital shares issued and outstanding of which 50,000,000 common shares are authorized. We have no preferred shares authorized, let alone issued or outstanding. Of the 3,506,428 common shares currently issued and outstanding, current officers and directors of us own a total of 2,947,084 shares. 2,905,471 of such shares are deemed "restricted" and bear a restrictive legend and 41,667 of such shares are deemed "control" shares, bearing a "control person" legend. This is because Mr. Coombs acquired such 41,667 shares in the mid-1980's in the market and at a time when he was not an affiliate of us. This total number of 2,947,084 shares owned directly by Mr. Coombs represents approximately 84% percent of our total number of issued and outstanding common shares.

Our current president, Mr. Coombs, has been an officer and director of us for over 4 years or since the summer of 2001. As a result of the March
10, 2005, Licensing Agreement mentioned above, properties that Mr. Coombs obtained, acquired and/or created and perfected himself, and as a further result of the 41,667 shares that Mr. Coombs had already owned since the early 1980's, Mr. Coombs is our major and controlling shareholder, directly owning approximately 84% of our now issued and outstanding common shares. See ITEM 4 of this Part I below titled "Security Ownership of Certain Beneficial Owners and Management."

We have never been involved in any bankruptcy or insolvency proceeding of any kind and none of our officers and directors has been involved, directly or indirectly, in any bankruptcy or similar proceeding. Neither we nor any officer or director is involved in any pending litigation, nor is any litigation involving us or any officer or director threatened.

We have had just less than $200 in gross revenues to date, particularly considering that we launched our website when the traditional golf season was over and most golfers had put their clubs away for the winter, and, now that we have a product and a means of selling the same, we expect to incur substantial advertising expenses in implementing our business plan. Management cannot predict whether we will be profitable even if we believe there is a large market for our product. As of September 30, 2005, we had a net working capital deficiency of $7,849. At the same time, we have no form of financial commitment for the funding of our business plan other than an express intention communicated from current officers and directors to advance us sufficient funds over the next three years to keep us current in our reporting obligations. Mr. Coombs has already advanced us some money to pay for limited Google AdWords, Yahoo! Search Marketing, Website Pros (Discover Card), and Ebay advertising or auction expenses. That is to say, our sole officer and director is legally obligated and otherwise contractually bound to advance funds to us to maintain and continue our reporting obligations over the ensuing three years but he has not agreed to advance us funds for continuous advertising on the Internet. We consider his commitment to keep us current in our reporting obligations a legal obligation of his, as does he, even though we have no written agreement to this effect. We do not have a written agreement with him to this effect because we believe that he has enough shares and if we were to do so, such an agreement might require giving Mr. Coombs additional shares in the event that we default on our obligation to him something that neither of us believes is necessary.


Even though we have a product for sale for which there is undoubtedly a large market, because of the start-up nature of our business, there exists substantial doubt regarding our ability to continue as a going concern, a view shared by our independent auditors. See Part F/S below; see also Risk Factor No. 15 above. No assurance can be given that we will become successful or that we will generate enough capital from sales to continue to finance our existing advertising campaigns, let alone undertake new advertising campaigns such as advertising in Golf Digest, the premier or leading national golf magazine with 1.6 million golfer/subscribers (ads in the form of "want ads" that cost at least $48 per word or $500 per ad), or, for that matter, that we will generate the earnings necessary to pay for production of an infomercial that we could further pay to run on the Golf [Television] Channel featured on Cable TV, DirectTV and Dish Network. In this regard, reference is made to our "Plan of Operation" section below.

CURRENT STATUS OF THE COMPANY
-----------------------------

We have no subsidiaries or property other than our License Agreement and we are not involved in any joint venture with any other party. Other than our License Agreement and the money we have been advanced by our only officer and director, we are not currently involved in any contract with any other person or entity. We do have an oral agreement with Robison Distributing Co., Inc., a carpet wholesaler in Salt Lake City, Utah, that if we buy our materials from them necessary to make our product, namely, the Athletic Sports Turf and the rubber tees or barricades, Robison Distributing will ship our product from their warehouse and offices. In this regard, we have set up an account with Federal Express Ground in which, once an order is processed, they will pick up product from Robison Distributing for shipment.

Though we have exclusive rights to manufacture and market the patent pending Swing-Channel <trademark symbol> Golf Mat, along with related intellectual property, we hold no patents or trademarks ourselves.

As set forth in our balance sheet in Part F/S below, Easy Golf, as of September 30, 2005, had $126 in cash in our checking account, our exclusive licensing agreement, and approximately $3,500 worth of material on hand or in inventory with which to make golf mats, each of which has a current or suggested retail price of $79.95. See our website, www.easygolf.biz, where our mat is offered for sale. We have impaired the cost of our specialty golf mat and assigned no value to the Exclusive Licensing Agreement. See Part F/S below. As of the date of this registration statement, we have approximately $265 in our checking account.

We are not presently involved in any negotiations to undertake any type of merger, reorganization, joint venture or business combination transaction of any sort. No agreement has been reached with any broker-dealer to make a submission to the National Association of Securities Dealers, Inc. (NASD) for the purpose of becoming quoted on the OTC Bulletin Board and no assurance can be given that this or any of our other plans or proposals can be accomplished.

Currently, our only officer and director is Mr. John Michael Coombs, a Utah resident. He is also our largest stockholder, having direct control of over 2,905,417 "restricted" and 41,667 "control" shares, or a total of 2,947,084 shares, a number of shares which together represent approximately 84% of our currently issued and outstanding shares. See Item 4 of this
Part I below titled "Security Ownership of Certain Beneficial Owners and Management."

We maintain executive offices or facilities at the office of our president located at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah 84106-6001. We do not pay rent for these office facilities because their use is only nominal. We manufacture and assemble our golf mat product at the warehouse of a carpet wholesale dealer known as Robison Distributing Company, Inc., located at 1920 South 300 West, Salt Lake City, Utah 84115. In December 2005, we obtained a products liability insurance policy.

Government Regulation

Other than state and federal securities laws and possible internet fraud or consumer fraud statutes that various states have enacted, we are not aware of any particular state or federal regulations that affect or impact our business.

With respect to the collection of sales taxes, we are informed by the Utah State Tax Commission that since we maintain an office in Utah (even though we are a Nevada corporation), we must collect sales taxes from all Utah residents who buy our product. We have obtained a Utah sales tax number for this purpose. Because we do not maintain an office in any other jurisdiction, we do not have to collect sales taxes in or for any other jurisdiction. According to the Utah State Tax Commission, persons who buy our product outside of the State of Utah are supposed to pay a "use tax" to their own respective state taxing authority. Collecting sales or use taxes outside of the state of Utah is therefore not our responsibility. Were we to open an office of some kind in another state, we would be required to collect sales taxed from purchasers of our product who reside in that state. At present, we only maintain an office in the State of Utah.

Competition
-----------

According to the National Golf Foundation (NGF), an independent industry research firm whose website address is www.ngf.org/cgi/home.asp, the aggregate size of the U.S. golf market was estimated at $24.3 billion in 2002, a figure which included spending on greens fees, equipment and accessories, not to mention food and beverages. Golf clubs, balls, bags, gloves and footwear represented $4.7 billion of this total. We have no way of estimating the total golf market that our specialty product serves but based on the NGF's numbers, we believe it is substantial.

Because the overall golf market is enormous, the market for golf training aids is hugely competitive. One can view our general competition by going to www.ebay.com, clicking on "sports," then "golf" then either "swing trainers" or "mats, nets and cages," subcategories provided by Ebay under the general category of "golf." These competitors auction off golf swing instruction aid devices and products priced as high as $159 each. Our product, by contrast, is currently offered on our website at $79.95, plus shipping and handling. A variety of other golf training aids are auctioned or offered on Ebay for less.

There is no shortage of products offered to "improve" a person's golf swing or golf game. Two fairly new products are "The Inside Approach" that is sponsored by Jack Nicklaus and which sells, on-line, for $99 (a figure not including shipping and handling). See www.insideapproach.com or www.asseenontvnetwork.com/vcc/sowerwinegolf/insideapproach/133419/.
Another competitor is "The Vision Track Swing Training Device" (www.visiongolf.com), which also sells for approximately $99, a figure similarly excluding shipping and handling. A third and highly publicized and successful competitor is "The Medicus" (www.medicus.com or www.medicus2.com). It originally sold for $199 but now is offered on-line for as much as $159, a figure also excluding shipping and handling.

Other than Dalton McCrary's Straight Shooting Golf video ($16, plus shipping and handling) which one can quickly find by doing a Google or Yahoo! search, our product is the only product one will likely find advertised on Google, Yahoo! or Ebay, for that matter, that is specifically designed to teach a person to hit a golf ball straight. At the same time, if one types in "hitting a golf ball straight" or a similar phrase in Google, one will find another product offered for sale on-line that is designed to help a person hit a golf ball straight. It can be found at www.golferfmind.com. Contrary to what one might expect, it turns out that this product is a set of psychology and self-hypnosis books which sell for $49.95, plus $8 shipping and handling. Neither this set of books nor Mr. McCrary's video is an instruction or training device like our Swing-Channel
<trademark symbol> Golf Mat.  Accordingly, one could argue that these two products are our only competitors, at least when it comes to a product which holds itself out as a means of teaching a person to hit a golf ball straight. One could also argue that these two products are different enough from our product that we in fact have no competition but, just looking at the myriad golf training aid products offered on Google, Yahoo! and Ebay, this is an unrealistic argument or contention to make.
Golf Galaxy (www.golfgalaxy.com) is a large retail golf store chain, perhaps the largest in the United States, which, in addition to its several retail stores around the country, offers and sells a large variety of golf products on-line. In looking at its website, we do not see a product exactly like ours offered for sale. Other known magazines and websites which only offer and sell golf accessory products are Edwin Watts Golf, www.edwinwattsgolf.com, and another called Golfsmith, www.golfsmith.com.

Employees
---------

We have no employees and do not anticipate having to hire any other than possibly for part time clerical help or in the event that sales increase or take off so dramatically that our carpet wholesaler cannot assist us in manufacturing our product. Accordingly, we have no immediate plans to retain employees until such time as our business plans warrant or justify the expense. We may find it necessary to periodically hire part-time clerical help on an as-needed basis though we have no plans to do so at this time.

Facilities
----------

We are currently using as our principal place of business the office address of our president, Mr. Coombs, located in Salt Lake City, Utah. We have no written agreement and pay no rent for the use of this facility. Even if we had the capital, because we are an eCommerce business, we have no current need or plans to secure commercial office space from which to conduct our business.

ITEM 2. Management's Discussion and Analysis or Plan of Operation

We are a start-up, internet-based eCommerce company that offers and sells a specialty golf training aid which teaches a person to hit a golf ball straight. Our website is www.easygolf.biz and it is hosted by Yahoo! We have only recently perfected our product so that it is suitable for offer and sale and because the golf season just ended, we have only generated or realized just less than $200 in revenues from our operations during the Christmas season. Because it is now winter, we have ceased advertising on the Internet for the time being.

Selected Financial Data
-----------------------

Because we have not been operating long enough to generate significant sales at the present time, selected financial data would not be particularly meaningful. Reference is made to our audited financial statements included in Part F/S hereof.

Since our emergence from some-15 years of dormancy, we have incurred accounting costs and other expenses and fees in connection with reactivating ourselves and the preparation and filing of this Form 10-SB registration statement. Since our re-emergence from dormancy on April 2, 2005, and excluding the $6,976.15 in patent attorney's fees incurred by our officer and director in his individual capacity and which were run through our books and records for convenience, we have incurred total expenses as of September 30, 2005 of $7,849. Funding of these and other expenses was from working capital provided by our only officer and director, namely, Mr. Coombs, a person who, because of his 84% ownership interest in us, has an obvious vested interest in seeing us successfully market our product. As of the same date, namely, the end of our first quarter ended September 30, 2005, we had $126 in our checking account. As of the date of this registration statement, we have $267 in our checking account. Since the end of our first quarter ended September 30, 2005, we have incurred fees of $160 in hiring a metallurgist to create a template for the manufacture of our mats and also, an additional $300, which is our stock transfer agent's annual maintenance fee. We have also incurred "in-house" accounting and independent auditor fees, all of which have, so far, been paid.

We advertised on Google AdWords for the last two weeks of October 2005 at a cost of $291.80. This effort generated numerous hits on our website but no sales. We attribute this to the fact that the golf season was, by then, over. Between Thanksgiving and December 21, 2005, we advertised on Google AdWords, Yahoo! Search Marketing, Website Pros, an affiliate of Discover Card, and Ebay at a total cost of approximately $750, the funds for which were advanced by our officer and director. $179 of this cost was a one-time initiation fee with Yahoo! Search Marketing. These advertising efforts generated as many as 100 hits per day on our website but only 2 sales of our product. Because, after Christmas, the golf season was realistically over with throughout most of this nation, coupled with the Gulf Coast's hurricane problems, we have decided not to continue advertising on the Internet after Christmas. We anticipate resuming advertising in some fashion in March 2006 in anticipation of spring.

Liquidity and Capital Requirements
----------------------------------

At September 30, 2005, we had $126 in our checking account. As of the date of this registration statement, we have approximately $267 in our checking account. What we have in our checking or bank account at any given time is insignificant inasmuch as our working capital is, and has been, funded by personal advances from an officer and director. These advances do not require interest payments at the present time and, unless we become profitable, we do not believe that it is at all likely that our agreement with our sole officer and director, Mr. Coombs, would be modified to provide for such. Mr. Coombs's loans are considered or designated as "advances," inasmuch as they do not bear interest. At present, there are no plans to charge interest. In the event we modify our oral agreement in the future with Mr. Coombs to allow for the charging of interest, we do not believe it would have any material impact on us or our liquidity because both we and Mr. Coombs would not agree to such a modification unless we were profitable and could afford to pay interest. Though we have nothing definitive in writing with Mr. Coombs, we consider Mr. Coombs's obligation to advance us money to maintain our reporting obligations a legal obligation of his upon which both we and investors can rely.

We will be able to satisfy our cash requirements for not only the next 12 months but at least for the next three (3) years in that our sole officer and director has committed himself to advancing what funds are necessary to satisfy our cash requirements and keep us current in our 1934 Exchange Act reporting obligations. We believe that this time period is consistent with the disclosure in our Plan of Operation described below in that we believe that within 3 years, we should be able to successfully carry out our business plan. See the section titled "Plan of Operation" below. Having said this, we are unable to guarantee that at the expiration of three years from now, that individual members of management will continue to advance us sufficient money to allow us to continue in our reporting obligations. We do not mean to imply, however, that individual members of management will

NOT continue to advance us funds beyond the next 3 years, particularly if it appears that we will indeed be able to successfully carry out our business plan if we continue beyond the next 3 years. If management does not desire to loan or advance us sufficient funds to continue beyond the next 3 years for the simple reason that the prospects of our business plan look bleak, we may be required to look at other business opportunities, the form of which we cannot predict at this time, as to do so would be highly speculative on our part.

The amount of money necessary to implement and carry out our business plan over the next fiscal year is as follows: The cost of maintaining our website hosted by Yahoo! is currently $39.95 per quarter or $120 per year. Over the next year, and because we have the capability of generating our quarterly and annual reports "in-house," we have budgeted no money to be spent in this regard in legal fees. With respect to our annual "in-house" accounting and outside, independent auditor fees and costs, we have budgeted as much as $8,000. This figure does not include the additional accounting fees to be incurred in obtaining the financial statements necessary to go through and otherwise complete this registration process. We are also budgeting Edgarization costs and fees of at least $200 per quarter and $500 for our annual report, a figure also excluding the costs of completing this registration statement process. In the normal course of business and after we complete this registration statement process with the Commission, we anticipate spending at least $1,000 per year on Edgarization costs and expenses. Finally, we have budgeted approximately $500 per year in annual transfer agent fees and costs; $300 of this figure is our annual stock transfer agent maintenance fee. Other transfer agent costs and fees will ordinarily be the obligation of each shareholder submitting his or her shares for transfer. Finally, in December 2005, we obtained a products liability insurance policy at a cost of $914.38 per year. This policy comes up for renewal next December 15. This means that, after we have completed this registration statement process, we anticipate that at least $11,000 per year shall be necessary to satisfy our minimal cash requirements.

We currently have no sources of financing, including bank or private lending sources, or equity capital sources. For the time being, we do not require such sources. If we are able to generate the sale of a mere 16.66 mats per month, we can pay for $1,000 of Internet advertising expenses each month. Since no one knows who we are and we and our product are both essentially unknown, we are hopeful that we may be able to accomplish this short term goal by the end of this-coming golf season, that is, once our name and our product get better known in the marketplace and some of our internet advertising takes hold.

Plan of Operation
-----------------

Our principal business plan is to promote, market and sell our golf training aid product known as "The 'Swing-Channel' Golf Mat" initially on the Internet through our custom built website, which only became operational in October 2005, and later, once sales are made, through sporting goods retail stores around the United States and Canada, possibly Great Britain. Because this is a new product and we are a start-up enterprise, the sporting goods industry is totally unfamiliar, at this stage, with our product. For this reason, we believe it will take time for our product to "catch on" and for any significant or meaningful sales to occur.

Our Website
-----------

In May 2005, we hired a website designer in Salt Lake City to design a website for us, a website hosted by Yahoo! In July 2005, we hired an a graphic artist in North Carolina to complete the task. In mid-October 2005, our website was completed and became fully operational. We now maintain a custom website hosted by Yahoo! Merchant Solutions at a cost of $39.95 per month. The website address is: www.easygolf.biz. Our hosting service is under Yahoo!'s Merchant Starter Program. Yahoo! Merchant Solutions offers three alternative website hosting services, each of which depends on the amount of gross sales in a month period that the merchant generates. The basic one, namely, the Merchant Starter Program, is for gross sales of under $11,000 per month. Yahoo! charges 1.5% per transaction for sales in this merchant category, a category in which we currently fit. The second category, called the Merchant Standard Program, is for between $11,000 and $80,000 in gross sales per month. On-line retailers in this category are charged 1% per transaction by Yahoo! The third Yahoo! hosting service category, called the Merchant Professional Program, is for companies generating over $80,000 in gross sales per month. In this host category Yahoo! charges 0.5% or half a percentage point per transaction. Accordingly, the more sales one makes per month, the cheaper Yahoo! charges as a processing fee.

Processing Orders
-----------------

Our new website has an active and operational shopping cart that accepts American Express, Visa, MasterCard, Discover Card and other, less known credit cards. Charges are processed through Paymentech, which is part and parcel of the hosting service provided by Yahoo! Paymentech is a bank and credit card processing service owned by Chase Bank. When sales are made on-line, we are automatically notified by e-mail at contact@easygolf.biz. We then have 7 to 10 days to ship the product anywhere in the United States or Canada. Paymentech, within 24 to 48 hours of the moment the charge is processed and accepted, will directly deposit the revenue in our bank account maintained with Chase Bank in Salt Lake City. This service dispenses with processing credit cards ourselves and we believe more than justifies paying Yahoo! 1.5% per transaction.

Orders are processed by us as follows: When we receive an order, we access our on-line account with Federal Express and print off a Federal Express Ground label. This label is then placed on a shipping box at the warehouse where we manufacture and ship our product. We also place our own return address label on the box which contains or is identified by the inscription "The Swing-Channel <trademark symbol> Golf Mat." This is necessary in order to demonstrate to the U.S. Patent and Trademark Office that we are using the trademark or tradename "Swing-Channel <trademark symbol>" in interstate commerce, thereby entitling us to this federal trademark and tradename. See heading in Item 3 below titled "Description of Property." After receiving an order, we roll the mat up, face down, and put it in our custom made boxes. We also put 16 rubber tees or barricades in each box. Further, each order includes an instructional brochure that is approximately 4 pages (with drawings) and which further includes 1 page instruction sheet on how to put the Mat together (with a drawing). Once this is done, we call Federal Express Ground and no later than the following day, they will come to our warehouse and pick up the product for shipment.

Shipping and Handling
---------------------

We ship by Federal Express Ground in custom boxes made especially for us by a local company known as Packsize. The cost of these boxes will decrease depending upon the volume of boxes we ask Packsize to make for us. Currently the cost is over $2 per box. There are several other supplier sources for these boxes but we believe that Packsize is the best and the least expensive for our purposes. These custom boxes are 10 inches by 10 inches by 24 inches (a size that neither UPS nor Federal Express can provide) and our mat is rolled up inside, face down, with the other features and accessories necessary to the Mat enclosed. The $15 charge for shipping and handling includes approximately $10 for Federal Express Ground charges and $5 to us for handling and preparing the product for shipment. While United Parcel Service (UPS) is a featured service associated with Yahoo! and UPS shipping orders can be entered automatically through a Yahoo! order, Federal Express Ground is approximately $5 per box/mat cheaper than UPS to ship a box of our dimensions and weight (approx. 7 lbs.)

Inventory
---------

Currently we have one roll of Athletic Sports Turf <registered symbol> material in stock. This roll is 101 ft. by 12 ft. or 1,212 sq. ft. This roll cost us $2,420 and because our Mat is 24 inches by 52 inches, this is enough Athletic Sports Turf <registered symbol> material to make 138 mats. We have also inventoried several hundred rubber tees or barricades, all of myriad sizes, 16 of which are incorporated into, and shipped with, each mat. The several hundred rubber barricades we currently have in stock cost us $1,205. We purchased all of these materials through our carpet wholesaler, Robison Distributing Co., Inc., who purchased them directly from the respective manufacturers. We are buying these materials from Robison Distributing directly so that we can pay them Utah sales taxes. This dispenses with the requirement on our part to independently calculate "use taxes" to pay over directly to the Utah State Tax Commission. A consumer or buyer of goods in Utah either pays "sales taxes" or "use taxes," but not both. We thus have nearly $4,000 of material in inventory with which to make mats upon receipt of future orders. In the event we run out of material, we can order and then receive new material within at least 3 days and less if absolutely necessary. We have other supply sources for these materials but at present, we believe these are our best and most inexpensive sources.

Our Plan Over the Next 12 to 18 Months
--------------------------------------

Our current suggested retail price on our mat is $79.95, plus $15 for shipping and handling anywhere in the U.S. or Canada. To enhance or increase sales volume, we are considering offering reduced price specials on our website, though we haven't done so to date. At present, we are determining the best price to charge for our product. At present, we believe that $79.95 is a fair price for what we offer. We believe that people will pay a lot more than $79.95 to learn to hit a golf ball straight and we believe that our product works. Conversely, we believe that for most people, $79.95 is a lot of money. We can make no assurance that this opinion as to the fair price of our product will not change. If, after 3 to 6 months, we are unable to generate sales at $79.95, we will have no choice but to consider offering our product for less.

There is little doubt that our future sales of our product will be driven by the amount of money we are able and willing to spend on advertising. During the next 12 to 18 months, we will actively pursue enhancing sales of our specialty golf training aid on-line. As stated in the "Description of Business" section above, our second phase plan of operation, assuming that the first phase is reasonably successful, will be to (1) develop and market additional golf training aids that we invent, (2) to offer and sell other golf training aids made by others on our website through licensing arrangements, and/or (3) to acquire other properties, products or companies that offer and sell such products on-line. These considerations are speculative at this stage and otherwise in the distant future, however.
For the time-being, and because at a price of $79.95 our profit is approximately $50 to $55 per Mat (depending on volume), we want to focus our efforts on selling our own product on-line. If advertising in limited fashion on Google AdWords, Yahoo! Search Marketing, Website Pros, Ebay or any other website services we discover and use prove successful, we will do what we can to increase such sales by advertising in those venues more aggressively. At the same time, if our initial on-line advertising strategy proves sufficiently successful, we will then use the capital generated thereby to also place ads in recognized golf magazines. Golf Digest, for example, has a circulation of 1.6 million golfers. Golf Range Magazine, a wholesale magazine distributed to driving range and golf course owners around the country, has a circulation of between 12,000 and 16,000. Other national golf-related magazines are Golf Magazine and Links. There are at least 2 British golf magazines available on a regular basis at

Barnes & Noble. Further, there are golf magazines that only advertise golf products such at Golfsmith (www.golfsmith.com) and Edwin Watt's Golf (www.edwinwattsgolf.com). If this supplemental strategy proves successful, and we generate even more earnings from these particular efforts, we will consider shooting a 15 or 30 second television commercial and running it on the Golf Channel available on Cable TV, Dish Network and DirectTV. In this latter regard, and though we lack the capital at the present time to expend for this purpose, we have actually contacted an advertising agency in London, England, that we found on-line and which specializes in inexpensive, short, humorous commercials and which thinks we could make a short, funny ad cheaply, taking advantage of the notion of people who hit a golf ball everywhere but straight.

As set forth in the discussion immediately below, we also plan to advertise on other websites, links to other on-line retailers and specialty websites, specialty sporting goods magazines and retail chain sporting goods stores, assuming the latter become interested in carrying our product for sale in their retail outlets.

Our Current Marketing/Advertising Strategy
------------------------------------------

As stated above, our basic marketing plan through the end of this fiscal year is to aggressively advertise on the Internet as the golf season gets underway this-coming spring. Our specific budget and targets are set forth further below under the subheading "Fiscal 2005 Business Goals and Objectives." To accomplish our on-line mat sales marketing ideas, we plan to commence simultaneous but limited advertising campaigns on (1) Google AdWords, (2)Yahoo! Search Marketing, (3) Website Pros, an affiliate of Discover Card, (4) Ebay, and (5) others we come across that we determine are worthwhile and productive advertising venues for us and our product. For example, Google AdWords describes its Internet marketing services as follows:

          Google AdWords ads connect you with new customers at the precise moment when they're looking for your products or services [on the Internet]. The Google Network reaches more than 80% of Internet users.

          With Google AdWords you create your own ads, choose keywords to help us match your ads to your audience and pay only when someone clicks on them [and thus goes to your website].

During our second quarter ended December 31, 2005, we ran three separate and on-going ad campaigns on Google AdWords. One of our current ad campaigns on Google AdWords is at 50 cents per click or hit, one campaign is at 75 cents per click or hit, and a third is at $1.00 per click or hit. During the last 2 weeks of October, we spent $290 advertising in this fashion and we obtained 610 clicks or hits on our website at an average cost of about 47 cents per click. Because the golf season was basically over around the large majority of the country, we ceased advertising altogether on November 1. From November 24, 2005, the day after Thanksgiving, until December 20, 2005, we resumed our advertising campaigns on Google AdWords. This effort cost a total of $344.15 in which we received 668 clicks or "hits" on our website. The average cost per "click" was $0.52. We also had 131,112 "impressions" or instances in which people opened a page with our ad on it (though they did not necessarily click on our ad). If one desires, one pays more per click to get his or her ad to pull up higher up in the search engine results. For example, several competitors are spending more money per click running Google AdWords ads with the Keywords "golf training aids" and therefore, to appear on page 2 or 3 that particular search as opposed to page 10 or 12 of that same search, we would have to pay as much as $1 per click, not 50 cents. The less one pays per click, the further down on the search results pages one's ad appears. At the same time, we have used a daily maximum advertising budget of $20. All Google AdWords ads are 4 lines. Currently, we have paused our Google AdWords ad campaigns, however, when active, our Google ad reads as follows:


                           SWING-CHANNEL GOLF MAT
                     Want to Hit a Golf Ball Straight?
                        Tired of Losing Golf Balls?
                              www.easygolf.biz

For the Christmas holiday season, we also began advertising for the first time with Yahoo! Search Marketing. This on-line advertising service is very similar to Google AdWords but requires a one-time initiation fee of $179. It also allows one to descriptively tailor his or her ads more towards one's individual advertising or product needs. We find this service slightly more complicated or intricate than Google. Yahoo! Search Marketing describes its Sponsored Search advertising option as follows:

Our first advertising effort or experience with Yahoo! Search Marketing took place from December 12 until December 21, 2005, all before Christmas, and cost us a total of $176.39. In doing so, we obtained 345 clicks on our website at an average cost of about $0.51 per click. We also received 74,276 "impressions."

In December 2005, we became a subscriber to Website Pros (www.websitepros.com). This offers a different service than Google or Yahoo! This service critiques, for optimum usage, the internal and other html settings on one's website for Internet "crawlers." (A crawler is a computer program that regularly goes out into the Internet and retrieves information about your website based on the wording of your website and its internal settings and then the crawler brings such information back to the search engine.) This service also lists one's website in a variety of yellow page and similar website search engine listings, all of which is to encourage Discover Card holders to charge with their card on the website. This service, which is reputedly worth at least $165 per month, costs us $49.95 per month. For more information, reference is made to www.websitepros.com. As of the date of this registration statement, and for the time being, we are continuing to use and subscribe to this service.

Ebay (www.ebay.com) allows a person to auction his or her product on-line. Since mid-October 2005, we have run 5 or 6 separate week-long auctions of The Swing-Channel <trademark symbol> Golf Mat on Ebay but no one has yet met our "reserve price" (i.e., the price that we are willing to sell our product for) and therefore, we have not completed an Ebay auction. Initially, our reserve price was $69.95. We recently lowered it in the last auction we engaged in to $59.95. In our last two auctions, we received several bids. We are currently running an auction on Ebay, if, for nothing else, to get our product better known in the public eye and the golf industry in general. We believe this will take time. We auction our product on Ebay under the sporting goods category "golf" and under the two separate subcategories "swing trainers" and "mats, cages and nets." We have had on-line inquiries regarding our product and some bids but no one has yet bid our reserve price, namely, the price at which we are willing to sell. The auction ad with the features and photos of our product we are running costs approximately $13 for a 7-day auction. Only when one has sold 10 items on Ebay can one advertise on a "Buy Now!" basis. Since we have not sold 10 items on Ebay, we do not currently qualify for the "Buy Now!" option or feature. With the "Buy Now!" feature, the prospective buyer knows the "reserve price," that is, he or she knows what price a person is actually willing to sell the product for.
Marketing ideas that have not as yet been implemented by us include a desire to additionally promote our website

(1) through links to other websites,

(2) through advertising on other sports and golf-related websites,

(3) through ads placed in various retail and wholesale golf magazines such as Golf Digest, Golf Magazine, Links, Golf Range Magazine, and others,

(4) attend golf tradeshows and expos across the country,

(5) through contacting and then supplying retail sporting goods stores and retail specialty golf stores across the country with our product, either on consignment basis or, on a high volume discounted basis for which they will pay us in advance, and

(6) through television commercials on the Golf Channel at such time as earnings or funding becomes available to shoot such a commercial and pay for the cost of airing it on television.

As a courtesy to us, a company that manufactures and sells point of sale accounting systems for golf course pro shops is now featuring a link to our website for free. See www.cgmsgolf.com. There are also regular golf tradeshows/expositions throughout the country from time to time. We will actively look into attending these expositions and showcasing our product there in a booth. At present, we do not know where the next tradeshow is though there was one this January in Phoenix.

In order for our Internet/eCommerce business to succeed, we additionally plan, among those things mentioned above, and on an on-going basis, to:

     -- make significant investments in our Internet/eCommerce business, including upgrading our website as it becomes necessary

     --   get other golf or sports-related websites to link ours

     -- significantly increase online traffic and sales volume in every way we can

     -- attract and retain a loyal base of frequent visitors to our website who will give us feedback about our product

     --   expand the products and services offered on our website

     -- respond to competitive developments and maintain our distinct brand identity

     -- form and maintain relationships with strategic partners, particularly retail sporting goods stores and outlets

     --   provide quality customer service

     --   continue to develop and upgrade our services and technologies

ENDORSEMENTS FROM GOLF PROFESSIONALS
------------------------------------

Currently on our website we have one professional golf instructor and teacher who has endorsed our product. See the heading titled "Testimonials" on our website. We have not as yet approached anyone else to "endorse" our product, as we have lacked the time or other opportunity at this stage and have instead concentrated on getting our website operational and our product able to sell and ship. Our current lack of a PGA professional's endorsement of our product, assuming that we could obtain one, has therefore currently been a business decision. As time goes on, we hope to be able to approach well-known PGA touring professional golfers and see what it would take, or will take, to get such a person's endorsement of our product. At present, we lack the ability to offer any such person anything in exchange for his or her endorsement. At such time as we can, we hope to be able to do so. We note that one competitor, The Inside Approach (see discussion above under the heading COMPETITION), has been able to obtain the endorsement of legendary golf pro Jack Nicklaus.
We currently lack the money or other resources to attract the endorsement of a golf professional like Jack Nicklaus and can make no assurance that we will ever be able to do so. While it is conceivable that we could issue such a person "restricted" stock in us in exchange for an endorsement, we have no plans at the present time to do so. We would also be leery of doing so unless we could quantify, in some fashion, the amount of sales that such an endorsement would generate or cause. To issue someone stock, without knowing to what extent it would increase sales and thus generate income, would likely be irresponsible on our part and we have no intention of doing so without knowing what the direct result or effect of that corporate action would be.

FISCAL 2005 BUSINESS GOALS AND OBJECTIVES.
------------------------------------------

Basis: Sales of our mat at a suggested retail price of $79.95, plus $15 for shipping and handling

Inventory:     Currently we have enough material in stock and on hand to
               make 130 mats

Intention:     It is our intention to sell all 138 mats we can now make by the end of June 30, 2006 and at least by September 30, 2006

Future: Our short term goal is to ultimately sell at least 50 mats per month during the golf season. We currently have no way of predicting or knowing how many mats the market for our product will absorb or take

Management intends to strive, over the next 3 to 6 months, to market and sell 130 mats, all the material for which we have paid for and currently have in inventory and on hand. In such event, we will then pour those profits into beefed-up or enhanced Internet advertising campaigns. Our profit on the sale of 130 mats would be less than $7,000, depending upon how many we sell on a discounted basis. This figure is arrived at on the basis of a $79.95 sales price. As stated above, in the event that sufficient funds become available, we will (1) beef-up our various Internet advertising campaigns, (2) see what other websites will link our website to theirs, either free or for payment, (3) contact and see what on-line golf retailers might be willing to offer our product on their website, (4) advertise in various golf and sports magazines, (5) attend as many golf tradeshows and expositions as we can to create name recognition for our product and otherwise make contacts in the industry, (6) contact sporting goods retailers and see if they will buy our product at reduced rates or take product on consignment, (7) consider spending the money necessary to advertise on the Golf Channel. We believe that this latter endeavor would cost us as much as $10,000 to $20,000, an amount of money we do NOT at this time have to spend for such purposes and which we will not likely have in the near future.

EMPLOYEES, EXPERTS, CONSULTANTS AND ADVISORS
--------------------------------------------

Currently, we have no employees. Employees will not be necessary at this stage of our development. Our sole officer and director will perform daily duties as needed. We only intend to hire employees if and when the need develops. In fact, there is nothing really that could occur that would require us to hire employees. Unless processing orders becomes so time consuming for our sole officer and director that he lacks the time to look up the orders and communicate them to our warehouse facility to put a shipping package together, we cannot envision what would occur that would require such. If sales start growing over the next six months or one year and if we are selling 100 mats a month through our website and otherwise, we will no doubt be required to hire at least one employee to take orders and assist in shipment of product. Since this has not occurred and there is no assurance or current likelihood that it will, we are not in a position to make further projections or estimates in this regard.

At the same time, our sole director and officer intends to defer any compensation that might be due or owed him until such time as capital can be raised from sales.

In implementing our business plan, we are holding expenses to a minimum and we plan to obtain expert and other services on a contingency basis if and when needed. Right now, we have no need for any outside experts, advisors or consultants. If we engage outside advisors or consultants for any particular purpose, we will have to make a determination as to how such persons will be compensated. We have NOT made any arrangements or definitive agreements as yet to use outside experts, advisors or consultants for any reason. This is because, so far, we have not needed to. We do have a website technician whom we have recently hired to, among other things, enhance our html source or description codes on our website so that information is more easily susceptible to Yahoo! and Google's "crawler." (For those readers or investors who are not aware of what "crawler" means, a "crawler" is the computer software program utilized by Yahoo! and Google, for example, to go out into the Internet and collect "buzz" and other words on all the available websites and thereafter catalogue them for their respective search engines. We are informed that the "crawler" program is launched by Google and Yahoo! about every 30 days.) We learned of these potential html enhancements as a result of signing up for the services provided by Website Pros. See the subheading above titled "Marketing/Advertising."

We do NOT intend to use or hire any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they are needed and can be obtained for minimal cost or on a deferred payment basis. Other than our website maintenance technician that we shall continue to use to update or revise our website as it becomes necessary, we are not aware of any situation in which we would need an outside advisor or consultant.

EXPRESS OBLIGATION OF OUR SOLE OFFICER AND DIRECTOR TO ADVANCE CERTAIN NECESSARY FUNDS OVER THE NEXT THREE (3) YEARS
-----------------------------------------------------------------------

As stated elsewhere in this document, our sole officer and director intends to advance us sufficient funds, over at least the next three years, to pay for our accounting and Edgarization fees and costs, all as necessary to remain current in our reporting obligations with the Commission. We have NOT entered into any formal, written agreement with our officer and director that contractually binds or obligates him, in writing, to advance us funds for the next three years for this purpose, though we consider this commitment on his part to be a legal obligation upon which we and our shareholders can rely. Having said this, we will nonetheless be required to evaluate our business plan over the next year. At the expiration of one year and assuming our business plan has not been successful, or even partially successful, during that time, management will have to re-evaluate our overall plans, intentions and strategies and, in particular, Mr. Coombs will then have to evaluate whether, and to what extent, he wants to continue to advance us funds. As of the date of this registration statement, he has advanced us approximately $20,000.

For additional information regarding our business plans and intentions, reference is made to Item 2 of Part I above titled "Management's Discussion and Analysis or Plan of Operation."

ITEM 3. Description of Property

THE PATENT PENDING SWING-CHANNEL <trademark> GOLF MAT AND RELATED
PROPERTIES

As disclosed above, we have an Exclusive Patent, Tradename and Trademark License Agreement ("License Agreement") that allows us to market the patent pending "Swing-Channel <trademark> Golf Mat" and all attendant intellectual properties associated with it. This license is exclusive which means that we have exclusive control over the properties subject of the license and our Licensor is strictly prohibited from negotiating or dealing with anyone else to similarly or separately market the same products and properties covered thereby.

SUMMARY OF OUR EXCLUSIVE LICENSE AGREEMENT
------------------------------------------

The following is a summary of our March 10, 2005, License Agreement and which identifies the rights and interests licensed or assigned to us. For more specific information, reference is made to a full copy of the Agreement attached to this registration statement as Ex. 10.1.

In exchange for the issuance of what amounts to 2,905,417 post-merger "restricted shares," Mr. Coombs, the Licensor under the License Agreement, has conveyed exclusive manufacturing and marketing rights in and to a variety of intellectual and other property rights, most importantly, the patent pending "Swing-Channel <trademark> Golf Mat" that he invented. In exchange for this assignment and Mr. Coombs's signing of an Investment Letter, we were obligated to issue him "restricted" shares (which we have done) and we are also obligated in the future to pay him a royalty of 5% of our net profits resulting from the sale of the product. Because we have had no earnings to date, we have not paid our Licensor any royalties.

In August 2005, our Licensor applied for Letters Patent with the U.S. Patent and Trademark Office in Washington, D.C., though his individual patent counsel. Filing for this utility patent has cost Mr. Coombs just under $7,000, money that, as disclosed above, was run through our corporate bank account so that the amount of money spent by Mr. Coombs in this regard could be easily documented and otherwise known by us in order to justify the substantial stock issuance we have made to him. The cost of getting a patent issued is, under the License Agreement, Mr. Coombs's sole obligation, not ours. Therefore, what additional costs are necessary to be expended in the future for a utility patent to be issued and which may take as long as 2 years from now to be reviewed by the U.S. Patent and Trademark Office, shall be his obligation, not ours. At the same time, if a utility patent application for The Swing-Channel <trademark> Golf Mat is denied, Mr. Coombs has the option of seeking or obtaining a less valuable patent, that is, what is called a "design patent." If so, that is, if his utility patent application is denied, the costs and expenses of ultimately getting a design patent issued shall similarly be his obligation, not ours. Mr. Coombs did not apply for a foreign patent. Unless and until we generate significant sales of The Swing-Channel <trademark> Golf Mat here in the United States and Canada, we do not believe that Mr. Coombs intends to spend the money to apply for any foreign patent. The exclusive right to manufacture and market The Swing-Channel <trademark> Golf Mat, whether Letters Patent ultimately issue or not, has been assigned or conveyed to us in the License Agreement.

On October 4, 2004, Mr. Coombs registered the name "Easy Golf" as "dba" of himself in the State of Utah with the Utah Department of Commerce and Commercial Code, Entity No. 5743928-0151. This "dba" has been licensed to us in the License Agreement.

In the fall of 2004, Mr. Coombs applied, in the State of Utah, for ownership of the Utah trademark "Easy Golf," Registration No. 5758081-0190. On November 4, 2004, over a year ago, the Utah trademark/service mark "Easy Golf" was issued to Mr. Coombs. This property has also been licensed to us in the License Agreement.

On September 8, 2004, Serial Number 78480447, Mr. Coombs, at his own expense, applied with the U.S. Patent and Trademark Office for the federal trademark and tradename "Easy Golf," in that in April 2004, approximately 5 months earlier, the exact same federal trademark and tradename, namely, "Easy Golf," had expired. While this property was also assigned to us under the License Agreement, Mr. Coombs received notice during September of 2005 of a conflict with a registered federal tradename or trademark "EZ Golfer." Because "EZ Golfer" involves golf training or instruction aids or products, Mr. Coombs's intellectual property counsel advised him not to spend the money to pursue a federal trademark or tradename of the name "Easy Golf." Accordingly, on advice of counsel and in response to the U.S. Patent and Trademark Office's notice to him, we and Mr. Coombs determined to abandon our claim to the federal trademark or tradename "Easy Golf." We do not believe this is significant because we do have a Nevada corporation with the name "Easy Golf Corporation," and also, we note that there are no other companies currently filing regular reports with the Securities and Exchange Commission that have a similar name. We therefore do not believe that our failure or other inability to obtain the federal trademark or tradename "Easy Golf" is likely to result in any product or other confusion, particularly when our product does not have the name "easy golf" in its description.
                                     23

On March 1, 2005, Mr. Coombs, similarly at his own expense, applied for the federal trademark and tradename "Swing-Channel," Serial Number 78577944, in the context of golf improvement, training and instruction aids. During October 2005, we received notice that, in the opinion of the U.S. Patent and Trademark Office, there did not appear to be a conflict and therefore, we were notified that the applied-for trademark and tradename "Swing-Channel" was scheduled to be published in the Official Gazette of the U.S. Patent and Trademark Office on November 28, 2005. Because our application has gone to federal publication, we believe that this federal tradename and trademark will soon be issued by the U.S. Patent and Trademark Office. We have also been advised by the U.S. Patent and Trademark Office that after the publication period, we will receive a document that will request us to document our use of the phrase "Swing-Channel" in interstate commerce. We have done so and will continue to do so by placing the phase or designation "Swing-Channel Golf Mat" on our mailing labels along with a logo that our Licensor similarly had designed. If we transmit such a mailing label to the U.S. Patent and Trademark Office within 6 months of our receipt of this future notification from them, we will have perfected our rights in and to this federal trademark and tradename. All rights in and to this federal trademark and tradename have been licensed to us in the License Agreement. Our Licensor has copyrighted an instructional brochure titled "How to Use the Swing-Channel <trademark symbol> Golf Mat." This brochure is enclosed in the box with our shipped product, along with an additional sheet titled "How to Assemble The Swing-Channel <trademark symbol> Golf Mat." As disclosed above, under the paragraph titled "SHIPPING AND HANDLING," we are unable to ship our product pre-assembled because it would cost $60 to ship it in a box the exact size of the Mat (52 inches by 24 inches by 4 inches tall) by UPS Ground and approximately $38 to ship the same box via Federal Express Ground. This 4-page instructional brochure on "How to Use the Swing-Channel Golf Mat," including the assembly instruction sheet, has also been licensed to us under the License Agreement.

Starting in March 2005, our Licensor outsourced and oversaw the construction of a website which is hosted by Yahoo! This website, whose address is www.easygolf.biz, is fully operational, including its shopping cart. See the discussion in our Plan of Operation above under the heading "Our Website." All rights to use, operate and modify this website as needed to successfully market our product are licensed to us under the subject License Agreement.

Our Licensor owns and reserved the following website domain names, www.easygolf.biz, www.easyswinggolf.com, www.easyswinginggolf.com, www.straightswinginggolf.com, www.easyhittinggolf.com, www.straighthittinggolf.com, www.swing-channel.biz, www.swing-channel.com, and www.swingchannel.biz, all of which have been licensed to us under the License Agreement. Anyone who types in any such website is automatically directed to www.easygolf.biz.

In sum, the License Agreement grants us, the Licensee, an exclusive right and license to manufacture, use, sell and/or otherwise commercially exploit, in any lawful manner, the Licensed Products (i.e., those various intellectual properties identified above in this section and otherwise subject of the Agreement) during the term of the Agreement.

The License Agreement also provides that if we make any improvements to The Swing-Channel <trademark symbol> Golf Mat, they are owned by the Licensor. At present, we have not made any such improvements.

The License Agreement shall run to the end of the life of the last to expire of any licensed patents, unless sooner terminated as otherwise provided in the Agreement itself. For example, the Agreement may also be terminated upon a breach of the Agreement by either the Licensor or Licensee, a breach that is not timely cured. In all other particulars, we believe the License Agreement otherwise contains the standard provisions typical of this type of agreement. For the exact language and specific provisions of the License Agreement, reference is made to Ex. 10.1.

As of the date of this registration statement, we have developed no new products or related golf instruction aids or devices. Instead, we are concentrating on selling our one product for which we believe there is a large and substantial market, particularly considering that every golfer wants to hit a golf ball straight.
Executive Offices

As stated elsewhere herein, our executive offices are located c/o Mabey & Coombs, L.C., at 3098 South Highland Drive, Suite 323, Salt Lake City, Utah 84106-6001. Our telephone number is 801-467-2021 and our fax number is 801-467-3256. This is also the business office address of our corporate president. We pay no rent for the use of this address or facility. We do not believe that we will need to maintain any other or additional office at any time or in the foreseeable future in order to carry out our plan of operations described in this document. This is because our business is "on-line," meaning that the current facilities provided by our president are adequate to meet our needs until something occurs which requires either more or different office space. We do not foresee that in the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information, to the best of our knowledge, as of the date of this document, with respect each person known to be the owner of more than 5% of common capital stock of us, each director and officer, and all executive officers and directors of the Company as a group. As of the date of this document there are 3,506,428 common capital shares issued and outstanding.

                                                                 Percent of
                                         Number of Shares of   Ownership of
                                                Common Stock   Common Stock
Name of Beneficial Owner                 Beneficially* Owned    Outstanding
----------------------------           ---------------------   ------------
John Michael Coombs (1)
2435 Scenic Drive
Salt Lake City, Utah 84109                      2,947,084(2)        84%

Directors and officers as a
 group (1 person only)                         2,947,084            84%


* Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and generally includes voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants currently exercisable, or exercisable or convertible within 60 days, are also deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Having said this, the Company has no outstanding stock options, warrants or compensation plans of any kind.

(1) Mr. Coombs is the president, secretary/treasurer, CEO, CFO or chief financial officer, chief accounting officer, and chairman of the board of the Company. This is permitted under Nevada law. Mr. Coombs has been an officer and director of us for over 4 years or since the summer of 2001. Since April 22, 2005, when the merger/change of domicile transaction became effective by operation of law, Mr. Coombs has been our only officer and director. Prior to that time and in between the time that Mr. Reo Cutler and his daughter, Linda Blaylock, served on our board, that is, prior to 2001, our other officers and directors were Mr. Coombs's wife, Dorothy Coombs, and Mr. George J. Cayias.

(2) This figure includes the 2,905,417 "restricted" shares acquired by Mr. Coombs pursuant to the March 10, 2005, exclusive Licensing Agreement with us, a transaction that was NOT an arms length transaction. These 2,905,417 "restricted" shares are subject of an Investment Letter signed by Mr. Coombs and none of such shares are eligible for transfer or resale in the absence of an effective registration statement covering such shares, or an available exemption, all as contemplated in Item 201(a)(2) of Regulation S-
B. The total figure of 2,947,084 shares owned by Mr. Coombs includes an additional 41,667 shares that Mr. Coombs had previously acquired in the open market in the 1980's. Our transfer agent has marked or noted these additional 41,667 shares on its records as "control" shares and therefore, in order to sell or otherwise dispose of these additional shares, Mr. Coombs must similarly either register these additional shares with the Commission or have a lawful exemption from registration in order to transfer or sell them, just as with his 2,905,417 "restricted" shares.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

The current and only director and officer of Easy Golf is as follows:


Name                     Age       Position
--------------------     -------   -----------------------------------
John Michael Coombs      51        President, Chief Executive Officer,
                                     Director (Chairman of the Board),
                                     Secretary/Treasurer, and CFO or
                                     Chief Financial or Chief Accounting
                                     Officer

We do not currently have a vice president or any other officer or director.

JOHN MICHAEL COOMBS, Director and President. Mr. Coombs practices law in the State of Utah with the law firm of MABEY & COOMBS, L.C., a firm formed over five years ago. Prior to that time and since 1982, Mr. Coombs practiced law in the State of Utah as a sole practitioner. During the past six or seven years, Mr. Coombs has, from time to time or on occasion, acted as an arbitrator for the National Association of Securities Dealers, Inc.
(NASD). Since becoming an attorney in 1982, Mr. Coombs has specialized in general corporate matters, particularly civil and business litigation. In 1977, Mr. Coombs graduated from Gonzaga University, in Spokane, Washington, with a B.A. degree. In 1981, he graduated from Loyola Law School in downtown Los Angeles, the adjunct law school to Loyola Marymount University located in Westchester, California. Mr. Coombs received an honorable discharge from the United States Marine Corps (USMC) in 1975. He has been a member of the Screen Actor's Guild (SAG) since 1978. He is married with three sons. Mr. Coombs has served as an officer and director of us since the summer of 2001. He has also been a stockholder of us since approximately 1983 or 1984.

Mr. Coombs does NOT presently devote, nor does he intend to devote, his full time to the management of Easy Golf. Since Mr. Coombs has a full-time job and since he also serves on the board of a mining exploration company, he estimates that he will devote between 1% and 10% of his time to us. We believe that this number may translate into as many as 10 hours per week but we are not certain and have no way of predicting how many hours will be required of Mr. Coombs to endeavor to carry out our business plan. We believe that if it takes more than 10 hours per week of his time, Mr. Coombs is willing to devote those additional hours as necessary to make our business plan and marketing effort successful as to do so is in his best interests as well as ours.

Currently, Mr. Coombs is an officer of and currently serves on the board of a mineral exploration company known as Valley High Mining Company, a company which, on March 31, 2005, filed a Form 10-SB registration statement with the Commission. Between 1995 and February 2000, Mr. Coombs served on the board of directors of a company known as WideBand Corporation, a computer hardware manufacturing company located in Gallatin, Missouri, which trades on the Pink Sheets under the symbol ZWBC.PK and which was formerly known as Vis Viva Corporation. From as long ago as 1978 through June of 2003, Mr. Coombs also served on the board of a company known as LipidViro Technologies, Inc., which currently trades on the OTC Bulletin Board under the symbol LVRO.OB and which during the time he so served was known as Anticline Uranium, Inc. In 2000, Mr. Coombs became the president of Anticline Uranium, Inc., and served as such until approximately June of

2003 when control of the company changed and its name was changed to LipidViro Technologies. Mr. Coombs has never been an employee of Valley High Mining Company, WideBand Corporation, Vis Viva Corporation, Anticline Uranium, Inc., or LipidViro Technologies. Other than a Utah-based gyro plane manufacturing company known as Groen Brothers Aviation, Inc., a company currently quoted on the OTC Bulletin Board under the symbol GNBA.OB and on whose board Mr. Coombs served during the 1980's, Mr. Coombs has never been an officer of or served on the board of directors of any other "publicly held" or "reporting companies" that he can recall. Mr. Coombs does own approximately 22% of the issued and outstanding shares of a company known as Tintic Gold Mining Company, which, like Valley High Mining Company, is engaged in precious metals mineral exploration in the Tintic Mining District of Juab County, Utah.

As is also disclosed in footnote (2) of ITEM 4 above titled "Security Ownership of Certain Beneficial Owners and Management," Mr. Coombs is the Licensor under our Exclusive Patent and Trademark Licensing Agreement.

We deny that any person other than Mr. Coombs "controls", or has the power to "control," us as contemplated in the "control person" provisions of both state and federal securities laws and as the word "control" is further defined in Rule 405. We may engage consultants or advertising experts in the future but to the extent we do, such persons will likely NOT have an ability to "control" us or our decisions, either directly or indirectly. Further, if we enter into any consulting agreement with any consultant or expert, including an "endorser" of our product, such agreement will provide that to the extent the consultant ever acquires a direct or indirect interest of 5% or more of our issued and outstanding securities, the consultant or endorser will so notify us and otherwise undertake whatever reporting obligation is required of him or her.

No officer or director has been involved, directly or indirectly, in any bankruptcy or insolvency proceeding of any kind.

None is currently involved in any litigation nor has any been involved in any litigation that would have a bearing on any such person's fitness or other ability to act and serve as a director or officer us.

BOARD MEETINGS AND COMMITTEES

When we revived the Company in April 2004 and had a Board of Directors consisting of three members, the then-existing Board of Directors met and also conversed on the phone and in person on several occasions. These members of the Board of Directors, which consisted, at that time, of Mr. Coombs, his wife, Dorothy Coombs and Mr. George J. Cayias, attended or were present at all meetings held; all were well aware of and consented in writing to the formation of our then-Nevada subsidiary on or about February 17, 2005; all were well aware of and consented in writing to the execution, by us, of the March 10, 2005, License Agreement with Mr. Coombs; all were aware of and consented, in writing, to the April 10, 2005, Plan and Agreement of Merger by and between Bio-Thrust, Inc., and Easy Golf Corporation; and, most importantly, all approved of, consented to and signed the requisite corporate documents necessary to carry out these corporate actions. Actions taken by the Board since April 22, 2005, the date of the effectiveness of the Plan and Agreement of Merger and the Articles of Merger, have been implemented by written consent. On April 22, 2005, the effective date of our domicile change to Nevada, we became known as "Easy Golf Corporation." As per the terms and conditions of the change of domicile transaction, we reduced our board members to one (1), for the time being, namely, Mr. Coombs. This is permitted under Nevada law. The purpose of this is for ease of operation during this initial period in which we are endeavoring to get our business plan off the ground. The current Board of Directors (currently consisting of Mr. Coombs only) has established no committees. After the effective date of the change of domicile transaction, Mr. Coombs, as our only board member, appointed himself as our president, CEO, secretary/treasurer and Chief Financial Officer (CFO) for the ensuing year. Since we are an on-line business and our website operates 24/7, we do not believe that it is necessary for us to have more directors and officers at this time.

As set forth in our Nevada Articles of Incorporation and Bylaws, copies of which are attached to this registration statement as Exs. 3.1(iii) and 3.2, respectively, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Though we have not compensated any director for his or her service on the board of directors or any committee, directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board of directors and any committee of the board of directors. Due to our current lack of capital resources, our current director and any future directors will likely defer his, her or their expenses and any compensation due and owing them, if any, until such time as we can generate retained earnings from the sale of The Swing-Channel Golf Mat. As of the date of this document, Mr. Coombs, our only officer and director at the present time, has NOT accrued any expenses in his capacity as an officer and director other than his time. Mr. Coombs, a lawyer, has prepared this registration statement, and he will prepare any future amendments and otherwise respond to future Commission comments to this document for which he will receive no compensation in the form of cash or stock. This is because we believe his 84% ownership interest in us is a sufficient controlling position at this time. As further set forth in our Articles and Bylaws, officers are appointed annually by the Board of Directors and each executive officer serves at the discretion or will of the Board of Directors. We currently have no standing committees and presently have no reason that we are aware of to create any.

ITEM 6. EXECUTIVE COMPENSATION.

Because there is no compensation to disclose under this Item, we have not prepared a Summary Compensation Table as would otherwise be required.

We have NOT adopted a bonus, stock option, profit sharing, or deferred compensation plan of any sort for the benefit of our employees, officers or directors. This, however, does not mean that we will not do so in the future. Further, we have not entered into an employment agreement of any kind with any of our directors or officers or any other persons and no such agreements are anticipated in the immediate or near future.

ABSENCE OF MANAGEMENT EMPLOYMENT AGREEMENTS AND COMPENSATION
------------------------------------------------------------

We do not at this time pay any of our officers any salary. We do not provide any other benefits to our officers. We do not have any written agreements with any of our officers and directors. Each of our officers and directors may engage in other businesses, either individually or through partnerships, limited liability companies, or corporations in which they have an interest, hold an office or serve on boards of directors. All officers and directors have, or will have, other business interests to which they devote their time. Because Mr. Coombs has full-time employment as an attorney and otherwise currently serves on the board of a mining exploration company, he will probably devote no more than between 1% and 10% of his time to us and our affairs. We believe that this will amount to approximately 5 to 15 hours per week.

OTHER KEY ADVISORS AND CONSULTANTS
----------------------------------

Easy Golf has access to several outside professional firms that can counsel us and provide important advice during our exploration stage. The terms of engagement of these firms will be determined from time to time as their services may be required.

REMUNERATION OF THE BOARD OF DIRECTORS
--------------------------------------

Mr. Coombs currently does not receive any compensation, but may receive compensation for his services as determined in the future. This is also true of any officers or directors that join Mr. Coombs on the board of us in the future. As stated above, all directors are entitled to be reimbursed for out-of-pocket expenses incurred by them in behalf, or for the direct benefit, of the Company.

ABSENCE OF KEYMAN LIFE INSURANCE
--------------------------------

Easy Golf does not own life insurance covering the death of any officer, director or key employee. Based on our lack of capital, the fact that Mr. Coombs is NOT an expert in marketing or the golf industry in general, and the existence of other, capital-driven priorities, it is highly doubtful that we would spend money towards key man life insurance, even if we had sufficient cash on hand for this purpose.

INDEMNIFICATION OF OUR OFFICERS AND DIRECTORS
---------------------------------------------

Nevada corporate law in general and applicable provisions of our existing Bylaws, authorize us to indemnify any director, officer, agent and/or employee against certain liabilities and to the full extent allowed under Nevada law. Further, we may purchase and maintain insurance on behalf of any such persons whether or not we would have the power to indemnify such person against the liability insured against. Indemnifying and/or insuring officers and directors from the increasing liabilities and risks to which such individuals are exposed as a result of their corporate acts and omissions could result in substantial expenditures by Easy Golf, while preventing or barring any recovery from such individuals for the possible losses incurred by the Company as a result of their actions. Even assuming that we could afford it, we have no plans to obtain any officer or director (D&O) liability insurance.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


Except for the acquisition of our marketing and other rights by virtue of the Exclusive Patent and Trademark Licensing Agreement ("License Agreement") we entered into on March 10, 2005, an agreement in which our president and only director owned such rights, there have been no other transactions between us and any directors or officers or any member of any such person's immediate family. That is to say, the License Agreement is the ONLY transaction involving us that has NOT been "at arm's length." The terms of the License Agreement were deemed fair and reasonable in the judgment of our previous three-person Board of Directors on the basis of Mr. Coombs's actual cost in the rights conveyed and assigned by the License Agreement, a right and power that Boards of Directors have under Nevada state law. The Board of Directors also believed on March 10, 2005 that the License Agreement terms given to and negotiated with Easy Golf are just as fair as they would have been to any interested but unrelated third party. This decision is again within the discretion of a Board of Directors under Nevada law.

As is also disclosed in footnote (2) of ITEM 4 above titled "Security Ownership of Certain Beneficial Owners and Management" and as is further disclosed near the end of the subsection above titled "Executive Officers and Directors" of ITEM 5 above which is itself titled "Directors and Executive Officers, Promoters and Control Persons," Mr. Coombs is the Licensor under our License Agreement. Because Mr. Coombs was on our Board of Directors and was an officer of us at the time we entered into such License Agreement, and because he was related to other persons serving on the board of us at that time, such transaction, though deemed fair nonetheless, was NOT an arms length business transaction.

As disclosed elsewhere above, our president, chairman of the board and majority stockholder, Mr. Coombs, has agreed to advance us sufficient funds to ensure that we remain current in our "reporting" obligations with the Commission and also as necessary to implement and carry out our Plan of Operation above. These advances do NOT bear any interest and while there is no written agreement in this regard between us and Mr. Coombs, both us and our sole officer and director consider his agreement to advance us money as a legal obligation. If at such time as we would become profitable, if we ever do, we would consider paying Mr. Coombs back-interest on his advances but only if doing so would have no material impact on our capital resources and liquidity. Having said this, if we became profitable, we plan spending any earnings on continued advertising campaigns as opposed to spending such money on the payment of back-interest. Because of Mr. Coombs's stock ownership interest in us, spending earnings on advertising as opposed to using it to pay him back-interest would be in his best interest as well.

Like any other corporate officer or director, each director and officer is subject to the doctrine of usurpation of corporate opportunities only insofar as it applies to business transactions in which we have indicated an interest, either through our proposed business plan or by way of an express statement of interest contained in our minutes. If any director or officer is presented in the future with a business opportunity that may conflict with business interests identified by us, such an opportunity must be promptly disclosed to the Board of Directors and otherwise made known to us. In the event that the Board rejects an opportunity so presented, and only in that event, can one of our officers or directors avail himself or herself of such opportunity. In spite of these eventualities, every effort will be made to resolve any conflicts that may arise in favor of us and our stockholders. There can be no assurance, however, that these efforts will be successful. As a Nevada corporation, we are obligated, among other things, to comply with the provisions of Nevada law, NRS 78.140 titled "Restrictions on transactions involving interested directors or officers; compensation of directors." We are not aware of any such conflicts of interest at this time and to be more specific, we are not aware of any opportunity whatsoever that we would reject and that Mr. Coombs would likely engage in or take advantage of.

We are not aware of any additional disclosures that we must make in conformity with Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized stock consists of fifty million (50,000,000) shares of common capital stock, $0.001 par value. There are currently 3,506,428 shares of our common capital stock issued and outstanding. As of our June 30, 2005, fiscal year end and our first quarter ended September 30, 2005, including the date of this registration statement, there are NO options, warrants, stock appreciation rights, or other rights of a similar nature outstanding which currently obligate us to issue any additional common stock to anyone. Our common stock is considered a "penny stock" because it meets, or would meet, if and when it trades, one or more of the definitions in Commission Rule 3a51-1 of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in our common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker- dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements.

Compliance with the foregoing requirements may make it more difficult for investors in our stock to not only buy but to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

COMMON CAPITAL STOCK
--------------------

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for such purpose. In the event of dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after satisfaction of all our liabilities, subject, of course, to the prior distribution rights of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares, which means that the holders of more than 50% of such outstanding shares voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors.

As of the date of this registration statement, there are 267 shareholders of record. There are no shares of preferred stock or any other class authorized or outstanding. And as stated above, there are currently no warrants or options of any kind existing or outstanding.

PREEMPTIVE RIGHTS, CUMULATIVE VOTING AND CONTROL
------------------------------------------------

Under Nevada law, if a corporation does not expressly allow, in its Articles, for preemptive rights, no such rights are authorized. When we incorporated in Nevada, our Articles did not expressly provide for any such rights. That is to say, no shareholder has the right to acquire stock from us on any set of terms before that same stock is offered to another person. This is the definition of "preemptive rights." In addition, as set forth in the previous paragraph, cumulative voting in electing directors is similarly not authorized by our Articles of Incorporation. Accordingly, the holder(s) of a majority of our outstanding shares, present in person or by proxy, will be able to elect all of directors at a meeting called for such purpose.

STOCK TRANSFER AGENT
--------------------

Fidelity Transfer Company ("Fidelity") is our stock transfer agent and has served as such since our initial public offering in February 1980. Fidelity Transfer Company is located at 1800 South West Temple, Suite 301, Salt Lake City, Utah 84115. Its phone number is 801-484-7222 and its fax number is 801-466-4122.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

MARKET INFORMATION
------------------

Our common stock is not traded, quoted or listed on any stock exchange, any NASDAQ Stock Market medium or the "Pink Sheets." There is currently no public market for our common stock and no market price data to report. We intend to seek and obtain inclusion on the OTC Bulletin Board in the future, but there can be no guarantee that our common stock will be included in this trading medium. Even if quotation on the OTC Bulletin Board is achieved, there is no assurance that our common stock will be actively traded. As a consequence, there can be no assurance, in any event, that there will be liquidity in our common stock.

Currently, there are 3,506,428 shares of our common capital stock issued and outstanding. As of the date of this registration statement, 559,344 of these shares, or approximately 16% of our issued and outstanding shares, may be sold without restriction. In fact, all such 559,344 shares have been issued and outstanding for as long as 20 years. These shares may be considered what constitutes "the float," that is, the number of shares that, if our stock were trading, could freely trade in interstate commerce. At present, our sole officer and director does NOT own or control any shares, directly or indirectly, that are not "restricted" or which do NOT bear a restrictive legend of some kind such as a "control person" legend. See ITEM 4 above titled "Security Ownership of Certain Beneficial Owners and Management." As stated above, we currently have no outstanding warrants, options, incentive stock option or employee compensation plans of any kind or nature. At the same time, and though there are currently no plans to do so, no assurance can be given that such derivative securities will not be issued in the future, particularly if there is a good business reason to do so.

We intend to make an application, through a registered broker-dealer, to the National Association of Securities Dealers, Inc. (NASD) for our shares to be quoted on the OTC Bulletin Board. Our application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 promulgated by the Commission under the Securities Exchange Act of 1934, as amended ("'34 Act"). Inclusion on the OTC Bulletin Board permits price quotations for our shares to be published by such service. Except for the decision to apply to the OTC Bulletin Board, there are NO plans, proposals, arrangements or understandings with any person, including any securities broker-dealer or anyone associated with a broker-dealer, concerning the development of a trading market in our common capital stock. Moreover, we have had NO discussions with anyone, to date, in this regard.

HOLDERS
-------

According to our stock transfer agent, Fidelity Transfer Company, as of the date of this registration statement, there are 267 holders of record of our common capital stock. Because no shares have been issued in the last 20 years other than the shares issued pursuant to our License Agreement on March 10, 2005, these persons have been our shareholders for nearly 20 years.

DIVIDEND POLICY
---------------

We have not declared or paid cash dividends or made distributions in the past and we do not anticipate that we will pay cash dividends or make distributions to shareholders in the foreseeable future. We currently intend to retain and invest future earnings, if any, to finance our operations and undertake advertising. The payment of any future dividends will be at the sole discretion of the board of directors and will depend upon, among other things, future earnings, capital requirements, our financial condition and general business conditions. As a result, there can be no assurance that any dividends on common stock will be paid in the future and at this point, we believe the payment of any dividends would be extremely unlikely.

ITEM 2. LEGAL PROCEEDINGS

There are presently no pending legal proceedings to which the Company or any officer, director or major stockholder is a party or to which any of our licensing rights is subject and, to the best of our knowledge, information and belief, no such actions against us are contemplated or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

In early 2005, the Board of Directors authorized the engagement of Chisholm Bierwolf & Nilson in Bountiful, Utah, as our independent auditors. Since the hiring of Chisholm Bierwolf & Nilson to undertake an audit of us for inclusion in this Form 10-SB registration statement, there have been no disagreements with our accountants with regard to either the application of accounting principles as to any specific transaction, either completed or proposed, or the type of audit opinion that would be rendered on our financial statements.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Other than the 2,905,417 "restricted" shares issued to Mr. Coombs as Licensing Agreement consideration pursuant to the Section 4(2) exemption from federal registration and the Section 14(2)(n) exemption from state registration under Utah law, we have NOT issued any shares to anyone since the 1980's. See Item 1 of Part I above titled "History of the Company." These state and federal exemptions were available to us for our issuance of shares to Mr. Coombs because the transaction with him was a private transaction between us and him, individually, and thus, it did not involve a "public offering" of our securities. These 2,905,417 "restricted" shares are subject to an Investment Letter signed by Mr. Coombs, the Licensor under our exclusive Licensing Agreement. None of such 2,905,417 shares is eligible for transfer and sale under Rule 144 or otherwise, particularly in the absence of an effective registration statement covering such shares.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

In reliance on applicable provisions of the Nevada Revised Statutes such as NRS 78.7502 titled "Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions" and NRS
78.751 titled "Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses," and to the full extent otherwise permitted under Nevada law, our Articles of Incorporation and By-laws contemplate full indemnification of our officers, directors and other agents against certain liabilities. This means that officers, directors and other agents of us may not be liable to shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law. Officers and directors are also indemnified generally against expenses actually and reasonably incurred by them in connection with proceedings, whether civil or criminal, provided that it is later determined that they acted in good faith, were not found guilty in any criminal matter, and had reasonable cause to believe that their conduct was not unlawful. See our Nevada Articles of Incorporation and By-laws attached to this Form 10-SB and incorporated in this document by reference as Exhibits 3.1(vii) and 3.2, respectively. Though officers and directors are accountable to us as fiduciaries, which means that officers and directors are required to exercise good faith and integrity in handling our affairs, purchasers of the securities registered hereby should be on notice that they may have a more limited right of action as a result of these various indemnification provisions than they might otherwise have.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be conferred upon officers, directors and controlling persons of Easy Golf pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We do NOT have any directors' or officers' liability insurance nor do we have any plans to obtain any.

We do, however, carry products liability insurance.

                                 PART F/S




/Letterhead/




          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          -------------------------------------------------------

The Board of Directors
Easy Golf, Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheets of Easy Golf, Inc. as of June 30, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the year ended June 30, 2005 and from April 2, 2004 (inception of the development stage) through June 30, 2004 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the PCAOB (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Easy Golf, Inc. as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the year ended June 30, 2005 and from April 2, 2004 (inception of the development stage) through June 30, 2004 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has a working capital deficit and has suffered recurring losses to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/S/ Chisholm Bierwolf & Nilson, LLC


Chisholm Bierwolf & Nilson, LLC
Bountiful, Utah
January 18, 2006


                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                               BALANCE SHEETS

                                   ASSETS

                                              June 30, 2005  June 30, 2004
                                              -------------  -------------
Current Assets:
  Cash and cash equivalents                   $        186   $        -
                                              -------------  -------------
     Total Current Assets                              186            -

Other Assets:
  Organization costs                                  -               -
  Patents & trademarks                               4,185            -
                                              -------------  -------------
     Total Other Assets                              4,185            -
                                              -------------  -------------
     Total Assets                             $      4,371   $        -
                                              =============  =============

                    LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable                            $        313   $        -
  Advances from shareholders                         3,338            -
                                              -------------  -------------
     Total Current Liabilities                       3,651            -

Stockholders' Equity:

  Common Stock - $0.001 par value,
   50,000,000 shares authorized
   retroactively restated 3,506,428 and
   589,618 issued and outstanding,
   respectively                                      3,506            590
  Additional paid-in capital                       426,314        424,580
  Accumulated Deficit                             (425,170)      (425,170)
  Deficit accumulated during
   development stage                                (3,930)           -
                                              -------------  -------------
      Total Stockholders' Equity                       720            -
                                              -------------  -------------
Total Liabilities and Stockholders' Equity    $      4,371   $        -
                                              =============  =============


 The accompanying notes are an integral part of these financial statements
                                     35

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                          STATEMENTS OF OPERATIONS


                                                                       For the Period
                                                                        From April 2,
                                                                        2004 (Date of
                                                                         Inception
                                                                           of the
                                                                         Development
                                             For the Years Ended           Stage)
                                                    June 30,              Through
                                              2005           2004      June 30, 2005
                                         -------------  -------------  -------------
Revenues                                 $        -     $        -     $        -
                                         -------------  -------------  -------------
     Total Revenues                               -              -              -

Operating Expenses
  General & Administrative                      3,136            -            3,136
  Research & Development                          328            -              328
  Amortization                                    466            -              466
                                         -------------  -------------  -------------
                                                3,930            -            3,930
                                         -------------  -------------  -------------
Loss From Operations                           (3,930)           -           (3,930)
                                         -------------  -------------  -------------

Loss Before Income Taxes                       (3,930)           -           (3,930)
                                         -------------  -------------  -------------
Net Loss                                 $     (3,930)  $        -     $     (3,930)
                                         =============  =============  =============

Net Loss per Share basic and diluted     $      (0.00)  $        -     $      (0.00)

Weighted Average Number Of Common Shares
Outstanding Basic and Diluted               1,484,639        589,618      1,309,183





 The accompanying notes are an integral part of these financial statements
                                     36


                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                     STATEMENTS OF STOCKHOLDERS' EQUITY
               For The Years Ended June 30, 2005 and 2004 and
       The Period April 2, 2004 (Date Of Inception) To June 30, 2005

                                                              Deficit
                                                          Accumulated
                                  Additional               During the       Total
                   Common Stock     Paid-In  Accumulated  Development  Shareholders'
                Shares     Amount   Capital     Deficit      Stage         Equity
            ------------  ------- ----------  ----------- -----------  -------------
Balance -
July 1, 2003    589,618   $  590  $ 424,580   $ (425,170) $      -     $        -

Net Loss for
the Year
Ended June
30, 2004            -        -          -            -           -              -

Balance -
June 30, 2004   589,618      590    424,580     (425,170)        -              -

Issuance
of shares
for golf
improvement
product
at .002
per share
on March
10, 2005      2,916,667    2,916      1,734          -           -            4,650

Net Loss
for the
Year Ended
June 30, 2005                                                 (3,930)        (3,930)
            ------------  ------- ----------  ----------- -----------  -------------
Balance
June 30, 2005 3,506,428   $3,506  $ 426,314   $ (425,170) $   (3,930)  $        720
            ============  ======= ==========  =========== ===========  =============











 The accompanying notes are an integral part of these financial statements
                                     37


                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                          STATEMENTS OF CASH FLOWS

                                                                       For the Period
                                                                        From April 2,
                                                                        2004 (Date of
                                                                         Inception
                                                                           of the
                                                                         Development
                                             For the Years Ended           Stage)
                                                    June 30,              Through
                                              2005           2004      June 30, 2005
                                         -------------  -------------  -------------
Cash flows used in operating activities:
  Net income (loss)                      $     (3,930)  $        -     $     (3,930)
  Adjustments to reconcile net loss to
   cash used in operating activities:
    Amortization              465            -         465
  Increase (Decrease) in:
   Accounts payable                               313            -              313
   Income taxes payable                           -              -              -
                                         -------------  -------------  -------------
Net cash used in operating activities          (3,152)           -           (3,152)

Cash flows from investing activities:
  Organization costs                              -              -              -
                                         -------------  -------------  -------------
Net cash flows provided by
investing activities                              -              -              -

Cash flows from financing activities:
  Advances from stockholders                    3,338            -            3,338
                                         -------------  -------------  -------------
Net cash flows provided in
financing activities                            3,338            -            3,338
                                         -------------  -------------  -------------
Net increase (decrease) in cash                   186            -              186

Cash and cash equivalents at
beginning of period                               -              -              -
                                         -------------  -------------  -------------
Cash and cash equivalents at
end of period                            $        186   $        -     $        186
                                         =============  =============  =============




 The accompanying notes are an integral part of these financial statments.
                                     38


                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION.   Easy Golf Corporation (fka Bio-Thrust Resources, Inc.)
("Company") was incorporated on July 16, 1981 under the laws of the State of Utah. The Company was authorized to conduct any and all lawful business activity or enterprise for which corporations may be organized under the state of Utah. Due to inactivity and failure to file tax returns and annual reports to the State of Utah, the Company was involuntarily dissolved. A new corporation was organized on April 2, 2004 in the State of Utah with the name Bio-Thrust, Inc. and effective on that date the new corporation was merged with the old defunct predecessor Bio-Thrust, Inc. with the newly formed entity in good standing with the State of Utah being the survivor. The new company assumed all the assets, liabilities, rights, privileges, and obligations and has the same shareholders as the predecessor corporation.

On February 17, 2005, Easy Golf Corporation was formed as a Nevada corporation and as a wholly owned subsidiary of the Company. One hundred shares of common stock were issued to the Company at inception. Fifty million (50,000,000) shares of common stock were authorized at a par value of $.001 per share.

On April 11, 2005, the Company and Easy Golf Corporation entered into a Plan and Agreement of Merger the purpose of which was to change the Company's domicile to Nevada and to change the Company's name to Easy Golf Corporation. In the agreement, the surviving corporation would be the newly formed Nevada corporation (Easy Golf Corporation). The transaction also resulted in a reverse stock split in which one share of common stock of Easy Golf Corporation was issued for every twelve shares of common stock of Bio-Thrust, Inc. The initial one hundred shares of common stock originally issued to Bio-Thrust, Inc. were cancelled as part of the merger agreement

BUSINESS CONDITION. As shown in the financial statements, during the year ended June 30, 2005, the Company had a loss of $3,930 and used cash from operations of $2,607. The general and administrative expenses for the year ended June 30, 2005 were a significant drain on the Company's capital due to filing requirements promulgated by the Securities and Exchange Commission and activities to develop the proprietory technology acquired in February 2005 (see Note 2). No additional funds have been raised as of June 30, 2005. The Company's ability to move from the development stage is dependent upon the ability to obtain additional debt or equity financing, to generate sufficient cash flow from operations and to ultimately obtain profitable earnings.

DEVELOPMENT STAGE. The Company is considered to be a Development Stage Company according the provisions of FAS 7. The Company is currently unable to estimate the length of time necessary to initiate operations and produce products from the technologies it has acquired in 2005 (see Note 2 and 4) and has no assurance that its products will be commercially viable.

ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

CASH AND CASH EQUIVALENTS. For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

                                     39



                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS

STOCK BASED COMPENSATION. The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation." This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company had adopted the disclosure only provisions of SFAS No. 123, and accordingly, the Company has elected to determine net income using previous accounting standards. Equity instruments issued to non-employees are valued based on the fair value of the services received or the fair value of the equity instruments given up which ever is more reliably measurable.

INCOME TAXES. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for income taxes.

EARNINGS (LOSS) PER SHARE. The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings (Loss) Per Share" (See Note 7).

RECENTLY ENACTED ACCOUNTING STANDARDS. Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial
Institutions   an Amendment of FASB Statements No. 72 and 144 and FASB
Interpretation No. 9", SFAS No. 148, "Accounting for Stock-Based
Compensation   Transition and Disclosure   an Amendment of FASB Statement
No. 123", SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and hedging Activities", and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity', were recently issued. SFAS No. 146, 147, 148, 149 and 150 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2   ACQUISITION OF TECHNOLOGY

On March 10, 2005, the Company entered into an Exclusive Patent, Trademark and Trade name Licensing Agreement whereby the Company issued an officer and shareholder of the Company 35,000,000 common shares in consideration for the right to license and use a proprietary golf improvement product valued at $4,650 or $.0001329 per share. In addition to the issuance of stock the Company also agreed to pay the shareholder a five percent (5%) royalty on the net sales price or net proceeds from sales of the product.

NOTE 3   COMMON STOCK

Common Stock. The Company has authorized 50,000,000 shares of common stock with a par value of $.001.

As indicated in Note 1, on April 11, 2005, the Company entered into a Plan and Agreement of Merger with Easy Golf Corporation. In the agreement, the surviving corporation would be the newly formed Nevada corporation (Easy Golf Corporation). The transaction also resulted in a reverse stock split in which one share of common stock of Easy Golf Corporation was issued for every twelve shares of common stock of Bio-Thrust, Inc. The initial one hundred shares of common stock originally issued to Bio-Thrust, Inc. were cancelled as part of the merger agreement. The equity section of the balance sheet for June 30, 2005 and 2004 have been restated to show the effects of the reverse split.



                                     40

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS


NOTE 4   RELATED PARTY TRANSACTIONS

RELATED PARTY ADVANCES. During the period from inception of the development stage April 2, 2004 through June 30, 2005, an officer and shareholder of the Company advanced the Company $3,338. The advances bear no interest, are unsecured, and are due on demand.

MANAGEMENT COMPENSATION. For the years ended December 31, 2005 and 2004, the Company did not pay any compensation to any officer or director of the Company.

OFFICE SPACE. The Company has not had a need to rent office space. An officer of the Company is allowing the Company to use his address, as needed, at no expense to the Company.

NOTE 5   GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has does not have adequate working capital to pursue its planned operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary funds through loans, through additional sales of its common stock or through the possible acquisition of other companies. There is no assurance that the Company will be successful in raising this additional capital.

NOTE 6   INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of the temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. The Company has available at June 30, 2005 an unused operating loss carryforward of approximately $3,930 which may be applied against future taxable income and which expires in various years through 2025.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the net deferred tax assets, the Company has established a valuation allowance equal to their tax effect and, therefore, no deferred tax asset has been recognized. The net deferred tax assets are approximately $450 and $0 as of June 30, 2005 and 2004, respectfully with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $450 during the year ended June 30, 2005.




                                     41


                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS


NOTE 7   LOSS PER SHARE

The following data show the amounts used in computing loss per share:


                                                                     Cumulative from
                                                                       the Inception
                                                                           of the
                                                                         Development
                                                                           Stage
                                              For the Years Ended        on April 2,
                                                   June 30,             2004 Through
                                              2005           2004      June 30, 2005
                                         -------------  -------------  -------------

(Loss) from continuing operations
 available to common stockholders
 (numerator)                             $     (3,930)  $        -     $     (3,930)
                                         -------------  -------------  -------------
Weighted average number of common
 shares outstanding used in earnings
 per share during the period
 (denominator)                              1,484,639        589,618      1,309,183
                                         -------------  -------------  -------------


Dilutive loss per share were not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.

NOTE 8   SUBSEQUENT EVENTS

An officer and shareholder of the Company has continued to advance funds to pay for administration expenses. Through December 13, 2005 this total amounted to an additional $11,380.


                                     42



                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                               BALANCE SHEETS
                                (Unaudited)


                                               September 30,     June 30,
                                                    2005           2005
                                               -------------  -------------
                                   ASSETS
Current Assets
 Cash and cash equivalents                     $         28   $        186
                                               -------------  -------------
Total Current Assets                                     28            186

Other Assets
 Organization costs                                      -              -
 Patents & trademarks                                 4,069          4,185
                                               -------------  -------------
   Total Other Assets                                 4,097          4,371
                                               -------------  -------------
   Total Assets                                $      4,097   $      4,371
                                               =============  =============

                    LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
 Accounts payable                              $        -     $        313
 Advances from stockholders                           8,418          3,338
                                               -------------  -------------
   Total Current Liabilities                          8,418          3,651

Stockholders' Equity
 Common Stock -  $0.001 par value, 50,000,000
  shares authorized 3,506,428 issued and
  outstanding                                         3,506          3,506
 Additional paid-in capital                         426,314        426,314
 Accumulated Deficit                               (429,100)      (425,170)
 Deficit accumulated from April 2, 2004,
  date of inception and development stage            (5,041)        (3,930)
                                               -------------  -------------
   Total Stockholder's Equity                        (4,321)           720
                                               -------------  -------------
   Total Liabilities and Stockholders' Equity  $      4,097   $      4,371
                                               =============  =============






 The accompanying notes are an integral part of these financial statements
                                     43

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                          STATEMENTS OF OPERATIONS
                                (Unaudited)

                                                                    For the Period
                                                                       From April
                                                                        2, 2004
                                                                         (Date of
                                                                        inception
                                                                           of the
                                                                       Development
                                        For the Three Months Ended   Stage) through
                                              September 30,           September
                                          2005            2004          30, 2005
                                      ------------    ------------    ------------
Revenues                              $       -       $       -       $       -

Total Revenues                                -               -               -

Operating Expenses
  General & Administrative                  4,925             -             8,061
  Research & Development                      -               -               328
  Amortization                                116             -               582
                                      ------------    ------------    ------------
                                            5,041             -             8,971
                                      ------------    ------------    ------------
Loss From Operations                       (5,041)            -            (8,971)

Other Income
  Interest and dividend income                -               -               -
                                      ------------    ------------    ------------
  Loss Before Income Taxes                 (5,041)            -            (8,971)

  Benefit for Income Taxes                    -               -               -
                                      ------------    ------------    ------------
   Net Loss                           $    (5,041)    $       -       $    (8,971)
                                      ============    ============    ============

Basic Loss per Share                  $     (0.00)    $       -       $     (0.00)
                                      ============    ============    ============
Weighted Average Common Shares
Used In Per Share Calculations          3,506,428         589,618       1,593,846
                                      ============    ============    ============






 The accompanying notes are an integral part of these financial statements.
                                     44

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                          STATEMENTS OF CASH FLOWS
                                (Unaudited)

                                                                    For the Period
                                                                       From April
                                                                        2, 2004
                                                                        (Date of
                                                                        inception
                                                                          of the
                                                                       Development
                                                                          Stage)
                                          For the Three Months Ended     through
                                                  September 30,         September
                                                2005         2004        30, 2005
                                           ------------ ------------  ------------
Cash flows used in operating activities:
  Net income (loss)                        $    (5,041) $         -   $    (8,971)
  Adjustments to reconcile net loss to
  cash used in operating activities
   Amortization                                    116          -             581
  Changes in operating assets and
  liabilities:
   Accounts payable                               (313)         -             -
   Income taxes payable                            -            -             -
                                           ------------ ------------  ------------
Net cash used in operating activities           (5,238)         -          (8,390)

Cash flows from investing activities:
  Organization costs                               -            -            -
                                           ------------ ------------  ------------
Net cash flows provided by investing
activities                                         -            -             -

Cash flows from financing activities:
  Advances from stockholders                     5,080          -           8,418
                                           ------------ ------------  ------------
                                                 5,080          -           8,418
                                           ------------ ------------  ------------
Net increase in cash                              (158)         -              28

Cash and cash equivalents at beginning
of period                                          186          -             -
                                           ------------ ------------  ------------
Cash and cash equivalents at end of period $        28  $       -     $        28
                                           ============ ============  ============


 The accompanying notes are an integral part of these financial statements.
                                     45

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION.   Easy Golf Corporation (fka Bio-Thrust Resources, Inc.)
("Company") was incorporated on July 16, 1981 under the laws of the State of Utah. The Company is authorized to conduct any and all lawful business activity or enterprise for which corporations may be organized under the state of Utah. Due to inactivity and failure to file tax returns and annual reports to the State of Utah, the Company was involuntarily dissolved. A new corporation was organized on April 2, 2004 in the State of Utah with the name Bio-Thrust Resources, Inc. and effective on that date the new corporation was merged with the old defunct predecessor Bio-Thrust, Inc. with the newly formed entity in good standing with the State of Utah being the survivor. The new company assumed all the assets, liabilities, rights, privileges, and obligations and had the same shareholders as the predecessor corporation.

On February 17, 2005, Easy Golf Corporation was formed as a Nevada corporation and a wholly owned subsidiary of the Company. One hundred shares of common stock were issued to the Company at inception. Fifty million (50,000,000) shares of common stock were authorized at a par value of $.001 per share.

On April 11, 2005, the Company and Easy Golf Corporation entered into a Plan and Agreement of Merger the purpose of which was to change the Company's domicile to Nevada and to change the Company's name to Easy Golf Corporation. In the agreement, the surviving corporation would be the newly formed Nevada corporation (Easy Golf Corporation). The transaction also resulted in a reverse stock split in which one share of common stock of Easy Golf Corporation was issued for every twelve shares of common stock of Bio-Thrust, Inc. The initial one hundred shares of common stock originally issued to Bio-Thrust, Inc. were cancelled as part of the merger agreement

BUSINESS CONDITION. As shown in the financial statements, during the three month period ended September 30, 2005, the Company had a loss of $5,041 and used cash from operations of $5,238. The general and administrative expenses for the three month period ended September 30, 2005 were a significant drain on the Company's capital due to activities to raise additional capital to develop the proprietary technology acquired in February 2005 (see Note 2). No additional funds have been raised as of September 30, 2005. The Company's ability to move from the development stage is dependent upon its ability to generate future sales of its product or obtain additional debt or equity financing, to generate sufficient cash flow from operations and to ultimately obtain profitable earnings.

DEVELOPMENT STAGE. The Company is considered to be a Development Stage Company according the provisions of FAS 7. The Company is currently unable to estimate the length of time necessary to initiate operations and produce products from the technologies it has subsequently acquired in 2005 (see
Note 2 and 4) and has no assurance that a products will be commercially viable.

ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

CASH AND CASH EQUIVALENTS. For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.


                                     46

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)

STOCK BASED COMPENSATION. The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation." This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company had adopted the disclosure only provisions of SFAS No. 123, and accordingly, the Company has elected to determine net income using previous accounting standards. Equity instruments issued to non-employees are valued based on the fair value of the services received or the fair value of the equity instruments given up which ever is more reliably measurable.

INCOME TAXES. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for income taxes.

EARNINGS (LOSS) PER SHARE. The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings (Loss) Per Share" (See Note 7).

RECENTLY ENACTED ACCOUNTING STANDARDS. Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial
Institutions   an Amendment of FASB Statements No. 72 and 144 and FASB
Interpretation No. 9", SFAS No. 148, "Accounting for Stock-Based
Compensation   Transition and Disclosure   an Amendment of FASB Statement
No. 123", SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and hedging Activities", and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity', were recently issued. SFAS No. 146, 147, 148, 149 and 150 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2   ACQUISITION OF TECHNOLOGY

On March 10, 2005, the Company entered into an Exclusive Patent, Trademark and Trade name Licensing Agreement whereby the Company issued a shareholder of the Company 35,000,000 common shares in consideration for the right to license and use a proprietary golf improvement product valued at $4,650 or $.0001329 per share. In addition to the issuance of stock the Company also agreed to pay the shareholder a five percent (5%) royalty on the net sales price or net proceeds from sales of the product.

NOTE 3  COMMON STOCK

COMMON STOCK. The Company has authorized 50,000,000 shares of common stock with a par value of $.001.

As indicated in Note 1, on April 11, 2005, the Company entered in a Plan and Agreement of Merger with Easy Golf Corporation. In the agreement, the surviving corporation would be the newly formed Nevada corporation (Easy Golf Corporation). The transaction also resulted in a reverse stock split in which one share of common stock of Easy Golf Corporation was issued for every twelve shares of common stock of Bio-Thrust, Inc. The initial one hundred shares of common stock originally issued to Bio-Thrust, Inc. were cancelled as part of the merger agreement.


                                    47

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)

NOTE 4   RELATED PARTY TRANSACTIONS

RELATED PARTY ADVANCES. During the period from inception of the development stage April 2, 2004 through September 30, 2005, an officer and shareholder of the Company advanced the Company $8,418. The advances bear no interest and are due on demand.

MANAGEMENT COMPENSATION. For the three month period ended September 30, 2005 and 2004, the Company did not pay any compensation to any officer or director of the Company.

OFFICE SPACE. The Company has not had a need to rent office space. An officer of the Company is allowing the Company to use his address, as needed, at no expense to the Company.

NOTE 5   GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has does not have adequate working capital to pursue its planned operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary funds through loans, through additional sales of its common stock or through the possible acquisition of other companies. There is no assurance that the Company will be successful in raising this additional capital or that it will otherwise be successful in generating sufficient future sales of its product to satisfy its future working capital needs.

NOTE 6   INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of the temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. The Company has available at September 30, 2005 an unused operating loss carryforward of approximately $8,970 which may be applied against future taxable income and which expires in various years through 2025.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the net deferred tax assets, the Company has established a valuation allowance equal to their tax effect and, therefore, no deferred tax asset has been recognized. The net deferred tax assets are approximately $1,259 and $0 as of September 30, 2005 and 2004, respectfully with an offsetting valuation allowance of the same amount, resulting in a change in the valuation allowance of approximately $809 during the three month period ended September 30, 2005.



                                     48

                           EASY GOLF CORPORATION
                           (fka Bio-Thrust, Inc.)
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
                                (Unaudited)

NOTE 7   LOSS PER SHARE

The following data show the amounts used in computing loss per share:

                                                                        Cumulative
                                                                         From the
                                                                        inception
                                                                          of the
                                                                       Development
                                                                          Stage
                                         For the Three Months Ended       through
                                                  September 30,          September
                                                2005         2004        30, 2005
                                           ------------ ------------  ------------

(Loss) from continuing operations
available to common stockholders
(numerator)                                $    (5,041) $       -     $    (8,971)
                                           ------------ ------------  ------------
Weighted average number of common
shares outstanding used in earnings
per share during the period (denominator)    3,506,428      589,618     1,593,846
                                           ============ ============  ============



Dilutive loss per share were not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.





                                     49









                                  PART III

ITEM 1. INDEX TO EXHIBITS.

The following Exhibits are filed as a part of this Registration Statement.

Exhibit
Number      Description*

3.1(i) Original Articles of Incorporation filed with the State of Utah on July 16, 1981

3.1(ii) Amendment to Articles of Incorporation filed with the State of Utah on August 19, 1982, changing the Company's capitalization

3.1(iii) Second Amendment to Articles of Incorporation filed with the State of Utah on September 16, 1983, changing the Company's name to Thrust Ventures, Inc.

3.1(iv) Third Amendment to the Articles of Incorporation and attaching, as an exhibit, Articles of Merger by and between Thrust Ventures, Inc., and Bio-Thrust, Inc., its subsidiary, filed with the State of Utah on March 27, 1987, changing the Company's name to Bio-Thrust, Inc.

3.1(v) Articles of Incorporation of newly formed Bio-Thrust, Inc., incorporated in Utah on April 2, 2004

3.1(vi) Articles of Incorporation of the Company's wholly owned Nevada subsidiary filed with the State of Nevada on February 17, 2005 (by operation of law, these Articles comprise the Company's current Articles of Incorporation as a result of the merger transaction)

3.1(vii) Articles of Merger filed with and accepted and stamped by both the States of Nevada and Utah (including the Agreement and Plan of Merger attached as Exhibit "A" thereto) by which the merger between the parent Utah corporation and its wholly owned Nevada subsidiary became effective under both Nevada and Utah law on April 22, 2005

3.2         By-laws of Easy Golf Corporation, the survivor in the merger

4.1         Specimen stock certificate

10.1 Exclusive Patent, Trademark and Tradename Licensing Agreement dated March 10, 2005

99.1 April 12, 2005, Notice sent to shareholders advising of the revival of the Company, the proposed change of domicile, the parent-into-subsidiary merger necessary to effecuate the same, and giving dissenters' rights of appraisal to the shareholders under applicable provisions of the Utah Code


* Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.



                                    50

                                SIGNATURES

In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              EASY GOLF CORPORATION
                              (Registrant)

Dated: January 26, 2006

                              By: /s/ John Michael Coombs
                              _________________________________
                              John Michael Coombs, Chairman of the Board,
                              President, Chief Executive Officer (CEO),
                              Chief or Principal Financial Officer (CFO),
                              and Principal Accounting Officer




                                     51